United States
                            Securities and Exchange Commission
                                  Washington, D.C. 20549


                                      SCHEDULE 13D


                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 5)


                               Putnam Dividend Income Fund
                                     (Name of Issuer)


                                       Common Stock
                              (Title of Class of Securities)


                                       746706-10-0
                                      (CUSIP Number)



                                The Commerce Group Inc.
                                     211 Main Street
                                    Webster, MA 01570
                                     (508) 943-9000
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)



                               May 1, 2001
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:    [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 746706-10-0                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 5
                                            MAY 1, 2001




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group, Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                              5,420,950
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                         5,420,950
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,420,950

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           50.1%

14.      TYPE OF REPORTING PERSON
           [HC]

CUSIP No.: 746706-10-0                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 5
                                            MAY 1, 2001




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of Putnam Dividend Income Fund (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One Post Office Square, Boston, MA.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by The Commerce Group, Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. The name, business address and principal occupation of each director and executive officer of the Reporting Person are set forth on Annex A hereto, which is incorporated by reference. All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Reporting Person.

     (d) During the past five years, neither the Reporting Person nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither the Reporting Person nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the individuals listed in Annex A are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase Shares listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $54,233,400.

CUSIP No.: 746706-10-0                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 5
                                            MAY 1, 2001

ITEM 4.  PURPOSE OF TRANSACTION

On April 30, 2001, the Reporting Person filed suit in the Superior Court of Massachusetts, Business Litigation Session, Suffolk County, C.A. No. 01-1939-BLS, against each of Jameson A. Baxter, Hans H. Estin, John A. Hill, Ronald
J. Jackson, Paul L. Joskow, Elizabeth T. Kennan, John H. Mullin, III, Robert
E. Patterson, A.J.C. Smith, W. Thomas Stephens, and W. Nicholas Thorndike, as Trustees of Putnam Dividend Income Fund, and Lawrence J. Lasser and George Putnam, III, as trustees and officers of Putnam Dividend Income Fund, alleging, in part, that such persons have breached their fiduciary duties to shareholders of the Issuer by:

(a) seeking to liquidate the Issuer without shareholder approval in violation of the specific requirements of Article IX, Section 5 of the Declaration of Trust and of the provisions of the Issuer's Registration Statement on Form N1-A filed with the Securities and Exchange Commission;

(b) dissolving the Issuer to prevent shareholders from voting to replace the incumbent Putnam trustees and, in turn, Putnam Investment Management; and

(c) putting the interests of Putnam Investment Management ahead of the interest of shareholders, by adopting coercive tactics that waste shareholder assets, imposing unnecessary tax liabilities on shareholders and seeking to shift assets to other Putnam funds with a history of substantially lower investment returns.

The Complaint asserts that the breaches of fiduciary duty will result in a substantial loss of value, including the permanent loss of an approximately $10.7 million tax asset otherwise available to shareholders, as well as the transaction costs and lost value from the immediate sale of the Issuer's portfolio without regard to economic and market conditions. A full copy of the Complaint is attached hereto as Appendix A.

Also on April 30, 2001, the Honorable Judge van Gestel, presiding Judge of the Business Litigation Session, granted the Reporting Person's request for an immediate hearing to restrain the action of the Issuer's Trustees.

Also, following the Issuer's announcement of the planned liquidation, the Reporting Person has been in contact with the SEC and other regulatory authorities seeking assistance to remedy the Trustees' violations of the provisions of the Investment Company Act of 1940, and other securities laws, including on account of alleged misrepresentations of investment policies and performance of the Putnam Preferred Income Fund (the open-end fund into which the Trustees have offered shareholders other than the Reporting Person the opportunity to invest their liquidation proceeds), other alleged misstatements made in the Issuer's Liquidation Notice to Shareholders, and actions which nullify the corporate governance and other protections of such Act.

If the Reporting Person is successful in its actions, it currently anticipates that it would (i) as already proposed by it, seek to implement a plan whereby each Issuer shareholder would be offered the choice of redeeming their interest at net asset value per share, or continuing as a shareholder of the Issuer, (ii) replace some or all of the current trustees, and (iii) evaluate changing the Issuer's investment adviser. See Letter of Gerald Fels, Chief Financial Officer of the Reporting Person to John Hill, Chairman of the Board of Trustees, dated April 11, 2001, attached hereto as Appendix B.

The Reporting Person reserves the right to change some or all of the intentions set forth herein, to adopt new purposes and intentions, and to continue or to cease the actions described herein in its discretion, and from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 10,828,107 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 50.1% of the Fund's outstanding Shares.

CUSIP No.: 746706-10-0                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 5
                                            MAY 1, 2001


     The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 5,420,950 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 50.1% of the outstanding shares.

                                                    Shares               Cost
     The Commerce Insurance Company               4,860,950          $48,834,719
     Citation Insurance Company                     100,000              966,500
     American Commerce Insurance Company            300,000            2,858,906
     Commerce West Insurance Company                160,000            1,573,275

                    Totals                        5,420,950          $54,233,400

     (c) No purchases of shares of Common Stock have been effected subsequent to March 31, 2001. Purchases prior to April 1, 2001, all of which were made on the New York Stock Exchange, were reported on previous Schedule 13D filings.


     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A     Officers and Directors of Reporting Person and
                Insurance Subsidiaries
    Appendix A  Verified Complaint and Jury Demand
                Memorandum in Support of Motion for Preliminary Injunction Appendix B Letter from Gerald Fels to John Hill, dated April 11,2001

CUSIP No.: 746706-10-0                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 5
                                            MAY 1, 2001





                                      SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



MAY 1, 2001                           THE COMMERCE GROUP, INC.










                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer

                                        ANNEX  A


                                   THE COMMERCE GROUP, INC.
                             211 Main Street, Webster, MA  01570

                                          DIRECTORS
Herman F. Becker......................... Owner of Sterling Realty and Huguenot
                                          Development Corporation

Joseph A. Borski, Jr..................... Self-employed Certified Public Accountant

Eric G. Butler........................... Retired Vice President and General Claims Manager
                                          of Commerce and Citation

Henry J. Camosse......................... Retired President, Henry Camosse & Sons Co., Inc.,
                                          a building and masonry supplies company

Gerald Fels.............................. Executive Vice President and Chief Financial
                                          Officer of the Company

David R. Grenon.......................... Chairman Emeritus and Assistant Clerk of The
                                          Protector Group Insurance Agency, Inc.

Robert W. Harris......................... Retired Treasurer, H.C. Bartlett Insurance Agency,
                                          Inc.

Robert S. Howland........................ Retired Clerk, H.C. Bartlett Insurance Agency,
                                          Inc.

John J. Kunkel........................... President and Treasurer, Kunkel Buick and GMC
                                          Truck; Treasurer, Kunkel Bus Company

Raymond J. Lauring....................... Retired President, Lauring Construction Company

Roger E. Lavoie.......................... Retired President and Treasurer, Lavoie Toyota-
                                          Dodge, Inc.

Normand R. Marois........................ Retired Chairman of the Board, Marois Bros., Inc.,
                                          a contracting firm

Suryakant M. Patel....................... Retired physician who specialized in internal medicine

Arthur J. Remillard, Jr.................. President, Chief Executive Officer and Chairman
                                          of the Board of the Company

Arthur J. Remillard, III................. Senior Vice President and Assistant Clerk of
                                          the Company; Senior Vice President of Commerce
                                          and Citation in charge of Policyholder Benefits

Regan P. Remillard....................... Senior Vice President of the Company; President
                                          and Secretary of Commerce West Insurance Company;
                                          President of ACIC Holding Co., Inc.; Vice Chairman
                                          of the Board and Chief Executive Officer of
                                          American Commerce Insurance Company

Gurbachan Singh.......................... Retired physician who specialized in general surgery

John W. Spillane......................... Clerk of the Company and practicing attorney

                                             ANNEX  A


                               DIRECTORS OF
                               COMMERCE HOLDINGS, INC.
                                  The Commerce Insurance Company
                                   Commerce West Insurance Company
                                  Citation Insurance Company
                               211 Main Street, Webster, MA  01570

Arthur J. Remillard, Jr...........     President, Chief Executive Officer and Chairman of
                                       the Board

Gerald Fels.......................     Executive Vice President and Chief Financial Officer;
                                       Treasurer, Commerce Holdings, Inc.

Arthur J. Remillard, III..........     Senior Vice President and Clerk

Regan P. Remillard................     Senior Vice President; President and Secretary of
                                       Commerce West Insurance Company

James A. Ermilio..................     Vice President and General Counsel

David R. Grenon...................     Chairman Emeritus and Assistant Clerk of The
                                       Protector Group Insurance Agency

John M. Nelson....................     Chairman of Brown & Sharpe Mfg., Co.

Suryakant M. Patel................     Retired physician who specialized in internal
                                       medicine

William G. Pike...................     Executive Vice President and Chief Financial Officer
                                       of Granite State Bankshares, Inc.

H. Thomas Rowles..................     Chairman of the Board of ACIC Holding Co., Inc.;
                                       Chairman of the Board of American Commerce Insurance
                                       Company; President, Chief Executive Officer and
                                       Director of AAA Southern New England

Mark A. Shaw......................     Treasurer of ACIC Holding Co., Inc.; Executive Vice
                                       President and Chief Operating Officer of AAA Southern
                                       New England

                                             ANNEX  A


                               DIRECTORS OF
                               American Commerce Insurance Company
                               3590 Twin Creeks Drive, Columbus, OH  43204

H. Thomas Rowles..................     Chairman of the Board of ACIC Holding Co., Inc.;
                                       Chairman of the Board of American Commerce Insurance
                                       Company; President, Chief Executive Officer and
                                       Director of AAA Southern New England

Regan P. Remillard................     President of ACIC Holding Co., Inc.; Vice Chairman of
                                       the Board and Chief Executive Officer of American
                                       Commerce Insurance Company; Senior Vice President of
                                       The Commerce Group, Inc.; President and Secretary of
                                       Commerce West Insurance Company

Mark A. Shaw......................     Treasurer of ACIC Holding Co., Inc.; Executive Vice
                                       President and Chief Operating Officer of AAA Southern
                                       New England

Gerald Fels.......................     Executive Vice President and Chief Financial Officer
                                       of The Commerce Group, Inc.

Patrick W. Doherty................     President and Chief Executive Officer of AAA Oklahoma

Terry R. Farias...................     President and Chief Executive Officer of AAA Hoosier
                                       Motor Club

Roger L. Graybeal.................     President and Secretary of AAA Oregon/Idaho

Richard S. Hamilton...............     President of AAA West Pennsylvania/West
                                       Virginia/South Central Ohio

Gerald P. Hogan...................     President and Chief Operating Officer of American
                                       Commerce Insurance Company

Charles B. Liekweg................     President and Chief Executive Officer of AAA
                                       Washington

D. James McDowell.................     President and Chief Executive Officer of AAA Arizona

Peter C. Ohlheiser................     President of Ohio Motorists Association

                                             ANNEX  A


                                  THE COMMERCE GROUP, INC.
                                  211 Main Street, Webster, MA   01570

                                Officers of the Commerce Group, Inc.
President, Chief Executive Officer and Chairman of the Board.....     Arthur J. Remillard, Jr.
Executive Vice President and Chief Financial Officer.............     Gerald Fels
Senior Vice President and Assistant Clerk........................     Arthur J. Remillard, III
Senior Vice President............................................     Regan P. Remillard
Senior Vice President............................................     Mary M. Fontaine
Vice President and General Counsel...............................     James A. Ermilio
Clerk............................................................     John W. Spillane
Treasurer and Chief Accounting Officer...........................     Randall V. Becker
Assistant Treasurer..............................................     Thomas A. Gaylord
Assistant Vice President.........................................     Robert E. McKenna
                           Officers of Massachusetts Subsidiaries
President, Chief Executive Officer and Chairman of the Board.....     Arthur J. Remillard, Jr.

Executive Vice President and Chief Financial Officer.............     Gerald Fels

Senior Vice President and Secretary..............................     Arthur J. Remillard, III

Senior Vice Presidents...........................................     David H. Cochrane
                                                                      Peter J. Dignan
                                                                      Mary M. Fontaine
                                                                      Regan P. Remillard
                                                                      Joyce B. Virostek

Vice Presidents..................................................     Elizabeth M. Edwards
                                                                      Karen A. Lussier
                                                                      Michael J. Richards
                                                                      Angelos Spetseris
                                                                      Henry R. Whittier, Jr.

Vice President and General Counsel...............................     James A. Ermilio

Assistant Vice Presidents..................  David P. Antocci         Susan A. Horan
                                             Robert M. Blackmer       John V. Kelly
                                             Stephen R. Clark         Ronald J. Lareau
                                             Raymond J. DeSantis      Donald G. MacLean
                                             Warren S. Ehrlich        Robert E. McKenna
                                             Richard W. Goodus        Robert L. Mooney
                                             James E. Gow             Emile E. Riendeau

Treasurer and Chief Accounting Officer...........................     Randall V. Becker

Assistant Treasurer..............................................     Thomas A. Gaylord

                                             ANNEX  A


                          Officers of American Commerce Insurance Company
                         3950 Twin Creeks Drive, Columbus, OH  43204

Chairman of the Board...........................................      H. Thomas Rowles
Vice Chairman of the Board and Chief Executive Officer..........      Regan P. Remillard
President and Chief Operating Officer...........................      Gerald P. Hogan
Senior Vice President and Chief Financial Officer...............      Michael V. Vrban
Senior Vice President...........................................      Carol R. Blaine
Treasurer.......................................................      Richard B. O'Hara
Chief Legal Officer and Secretary...............................      James A. Ermilio
Assistant Vice President........................................      Gregory S. Clark
Assistant Vice President, General Counsel, and
  Assistant Secretary...........................................      Julie Deley-Shimer

                                      APPENDIX A


                              COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.                                      SUPERIOR COURT
                                                  C.A. NO.____________
BUSINESS LITIGATION SESSION


THE Commerce GROUP, INC., individually
and in a derivative capacity on behalf of Putnam Dividend Income Fund

         Plaintiff,

v.

JAMESON A. BAXTER, HANS H. ESTIN, JOHN A.
HILL, RONALD J. JACKSON, PAUL L. JOSKOW,
ELIZABETH T. KENNAN, JOHN H. MULLIN, III,
ROBERT E. PATTERSON, A.J.C. SMITH, W.
THOMAS STEPHENS, AND W. NICHOLAS
THORNDIKE, as Trustees of Putnam Dividend
Income Fund, and LAWRENCE J. LASSER and
GEORGE PUTNAM, III, as Trustees and
Officers of Putnam Dividend Income Fund,

          Defendants,

and

PUTNAM DIVIDEND INCOME FUND,

            Nominal Defendant.

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                VERIFIED COMPLAINT AND JURY DEMAND

                         Introduction

      This action is brought by The Commerce Group, Inc. ("CGI"), individually and in a derivative capacity on behalf of Putnam Dividend Income Fund (the "Fund"), a publicly-traded closed-end mutual fund organized as a Massachusetts business trust, against the trustees of the Fund (the "Trustees"). This action concerns breaches of fiduciary duty by the Trustees arising out of their hastily-made plan to liquidate the Fund without required shareholder approval. CGI seeks immediate injunctive relief to protect itself and the other Fund shareholders against the devastating and irreparable harm that will result if this liquidation plan goes forward as planned on May 8, 2001.

     The Trustees have made clear that the Fund is being liquidated solely in order to avoid holding the Fund's usual annual meeting, scheduled for early June 2001, at which CGI as the controlling shareholder, as well as other shareholders, would have the opportunity to replace some or all of the current Trustees and to replace the Fund's portfolio manager. Such unauthorized action by the Trustees is in direct violation of the express terms of the Declaration of Trust and directly contrary to the Trustees' statements regarding their obligations and the shareholders' rights under the Declaration of Trust contained in the Fund's Registration Statements and Prospectus filed by the Trustees with the Securities and Exchange Commission ("SEC"). Even assuming that the Trustees have the authority under the Declaration of Trust to liquidate the Fund, which they do not, it was a breach of the Trustees' fiduciary duties to CGI and the other Fund shareholders to take such extraordinary and fundamental action with regard to the Fund without the approval of the shareholders, and in particular without input from the majority shareholder, CGI, which owns 50.1% of the Fund.
     The Trustees' planned action is against the interests of the shareholders and will cause immediate, severe, and irreparable harm to CGI in numerous respects. For example, it will deprive CGI and the other shareholders of the opportunity to continue their tax-advantaged ownership in the closed-end Fund; rob from CGI and the other shareholders the long-term advantages of the Fund's portfolio investment strategy, which the Trustees have previously strongly advocated and on which CGI and the other shareholders relied in investing in the Fund; force on CGI and the other shareholders an unanticipated and currently taxable event; and cause CGI and the other shareholders to lose the benefit of substantial tax assets held by the Fund. Moreover, it will specifically deprive CGI the opportunity to control this particular closed-end fund, of which it owns a majority stake.

     In addition, the Trustees seek to deprive shareholders of their right to participate in fundamental decisions that affect the Fund, such as election of trustees, selection of portfolio managers to invest the assets, and the most fundamental decision of whether to continue operations or to incur the transaction and tax costs of a liquidation of the Fund itself. This choice should be made by shareholders after they have had the opportunity to consider: the effect of losing the benefit of a nearly $10.7 million loss carry-forward, the major tax asset held by the Trust, which can only be realized by shareholders if the Fund continues to exist; the current market conditions affecting the Fund's portfolio; the taxable gains and income that may result from the distribution; and whether the shareholders would be better served by liquidating their investment in a market sale. These are the reasons that the Declaration of Trust requires shareholder approval of a plan of liquidation, and why the Trustees stated so in their SEC filings describing the key features of the Fund. Instead, the Trustees have usurped this decision, and have done so explicitly to deny the shareholders the right to make such decisions themselves.
     Indeed, in the entire twelve-year existence of the Fund, the Trustees 1) have never asserted - until now - that liquidation of the Fund is a permissible or desirable transaction for the Fund; and 2) with respect to a similar fund, have consistently claimed that the closed-end Fund structure has significant value to shareholders that can only be realized in the Fund stays in existence as a closed-end fund. In tossing aside the requirements of the Declaration of Trust, SEC documents, and the fundamental rights of shareholders, the Trustees have pointed to the "threat" of being replaced with as yet unknown successors. Even assuming this were the case, a wide range of protective steps was available to the Trustees short of termination of the Fund that would not result in imposition of tax liabilities on shareholders, economic loss from portfolio liquidation, and loss of a multi-million dollar tax asset in the form of a loss carry-forward.
The fact that the Trustees did not use such non-damaging protections, and the fact that their planned action is directly contrary to years of statements, evidences the fact that the Trustees are acting in their own interests and in the interests of the Fund's portfolio managers by attempting to thwart shareholder action that could result in their being replaced.

     For these reasons and the allegations set forth below, it is clear that the Trustees have violated their fiduciary duties of care and loyalty to the Fund and its shareholders. The Trustees have not acted in good faith and with reasonable belief that their actions were in the best interests of the Fund. Further, the acts of the Trustees constitute reckless and willful disregard of their duties as trustees of the Fund. As such, the Trustees' plan to liquidate the Fund must be enjoined, or else CGI, as well as the rest of the shareholders of the Fund, will suffer irreparable harm as of May 8, 2001, the date on which the Trustees have announced they will begin the liquidation process.
                                 Parties

   1. The Plaintiff, CGI, is a Massachusetts corporation whose principal offices are located in Webster, Massachusetts.
   2. The Defendants are the trustees of Putnam Dividend Income Fund (the "Fund"), a Massachusetts business trust with principal executive offices located at One Post Office Square, Boston, Massachusetts 02109. Defendants Lasser and Putnam III are trustees and officers of the Fund.
   3. The Nominal Defendant, Putnam Dividend Income Fund, is a Massachusetts business trust with principal executive offices in Boston, Massachusetts.
                         Jurisdiction and Venue
   4. This Court has jurisdiction over the Defendants pursuant to M.G.L. c. 223A, sec. 3.
   5.   Venue is appropriate pursuant to M.G.L. c. 223, sec. 1.
                               Facts
The Parties' Relationship
   6. The Fund is a closed-end mutual fund listed on the New York Stock Exchange, which was formed on July 26, 1989, under an Agreement and Declaration of Trust ("Declaration of Trust"). (A copy of the Declaration of Trust is attached to the Affidavit of Lisa C. Wood, Esq. ("Wood Aff."), as Exhibit A.)

   7. The Defendants are trustees of the Fund (the "Trustees"), which is managed by Putnam Investment Management, Inc. ("Putnam"), a wholly-owned subsidiary of Putnam Investments, Inc.
   8. Defendants Lasser, Putnam III, and Smith have been identified by the Trustees in the Fund's Definitive Proxy Statement they filed on March 31, 2000 as "interested persons" of the Fund, as defined in the Investment Company Act of 1940, because of their positions as officers or affiliates of the Fund or as directors of Putnam, Putnam Mutual Funds, or of Marsh & McLennan Companies, Inc., the parent company of Putnam and Putnam Mutual Funds. (Definitive Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934, dated March 31, 2000 ("Proxy Statement"), at 9; a copy of the Proxy Statement is attached to the Wood Aff. as Exhibit B.)
   9. Defendant Lasser is a Vice President of the Fund and the Chief Executive Officer of Putnam Investments, Inc. Defendant Putnam III is the President of the Fund. Defendant Putnam III is also the son of George Putnam, the former Chairman of the Trustees and President of the Putnam Funds.
  10. The Trustees describe Defendant Joskow in the Proxy Statement as someone, who, though not currently an interested person of the Fund, "could be deemed by the Securities and Exchange Commission to be an 'interested person' on account of his prior consulting relationship with National Economic Research Associates, Inc., which was terminated as of August 31, 1998." (Proxy Statement at 9.)
  11. All of the Trustees have a significant financial stake in the Fund and in the 113 other funds managed by Putnam. As of March 31, 2000, the Trustees' aggregate investments in Putnam-managed funds was nearly $100 million. (Proxy Statement at 10.)

  12. Moreover, all of the Trustees are highly compensated for their services on behalf of many or all of the 114 Putnam funds. According to the Proxy Statement, the range of compensation received annually by each of the Trustees is $189,000-$240,000. (Proxy Statement at 12-13.)
  13. CGI was incorporated in 1976 and is the publicly-traded parent of Commerce Holdings, Inc., a holding company for several property and casualty insurers, such as Commerce Insurance Company. Through insurance subsidiaries, CGI offers predominantly private passenger motor vehicle insurance along with a broad range of other property and casualty insurance products. CGI has over $2 billion in total assets and wrote over $1 billion in both direct and net premiums in the Year 2000. The Commerce Insurance Company continues to be the largest writer of Massachusetts private passenger automobile insurance, as well as the second largest writer for Massachusetts homeowners insurance. The combined insurance companies were also ranked as the 27th largest personal automobile insurance group in the country by AM Best Company, based on the most recently available information.
  14. The value of CGI's total investment portfolio was reported in its Annual Report for the year end December 31, 2000 at over $1.4 billion, nearly 23% of which was in closed-end preferred stock mutual funds.
  15. Arthur J. Remillard, Jr. is the President, Chief Executive Officer, and Chairman of the Board of CGI.
  16. Gerald Fels is Executive Vice President, Chief Financial Officer, and a Director of CGI. Mr. Fels is a certified public accountant who was appointed Executive Vice President of CGI in November 1989. From 1981 to November 1989, Mr. Fels was Senior Vice President of CGI. He was Treasurer of CGI from 1976 to 1995. Mr. Fels has also been Chief Financial Officer of CGI since 1976. Mr. Fels is verifying this Complaint on behalf of CGI.

Why CGI Invested in the Fund:  The Unique Attributes of Closed-End
Funds
  17. CGI began investing in the Fund in 1996. It invested in the Fund because it is a "closed-end" mutual fund, which has certain advantages over "open-end" mutual funds. A closed-end mutual fund is an investment vehicle that provides long-term value beyond day-to-day market price of its investments. It is similar to an open-end fund in that it pools the money of numerous investors and professionally manages the money according to specified restrictions and goals. A closed-end fund issues a fixed number of shares, and those shares trade on a stock exchange or over the counter markets. Unlike an open-end fund, investors do not have the right to redeem their investment in a closed-end fund with the issuing company. This allows the closed-end fund to be fully invested in long-term securities, rather than to maintain cash to be ready to satisfy redemptions. The only way to get in or out of a closed-end fund is to buy shares from previous shareholders in the stock market or sell them on that market. Thus, the price of these shares is not determined by the value of the underlying investments in which the fund participates, but by supply and demand forces in the market.
  18. The nature of the closed-end fund, then, is that it allows the Fund to maximize returns by being fully invested for long-term results, without being affected by redemptions and liquidity concerns. In addition, closed-end funds are able to use substantial leverage, whereas an open-end fund, under usual circumstances, may not. Finally, another key attribute of a closed-end fund is that ownership is tax efficient, with the shareholder deciding when to sell shares and thereby avoid, or at least minimize, any taxable gain. Open-end fund shareholders can receive taxable income from owning such shares, even without selling the shares or receiving a dividend.
  19. In the Semi-Annual Report on Performance and Outlook filed by the Trustees on December 31, 2000, the Trustees described the Fund as a diversified, closed-end management investment company whose objective is to seek high current income eligible for the dividends-received deduction allowed to corporations under Section 243 of the Internal Revenue Code, consistent with preservation of capital by investing in a portfolio of preferred and common equity securities.

The Trustees further explained that the Fund may also use leverage by issuing preferred shares in an effort to increase the income to the common shares. In the same report, the Trustees reported that the Fund had a net unrealized depreciation of investments of over $10,693,000 as of December 31, 2000. (Semi-Annual Report on Performance and Outlook, December 31, 2000, at "Statement of Assets and Liabilities" & Note 1; a copy of the Semi-Annual Report is attached to the Wood Aff. as Exhibit C.)
  20. The Trustees themselves have advocated closed-end funds as preferable to redeemable open-ended funds. As explained more fully in paragraphs 70-79, infra, in 1996 and 1997, the Defendant Trustees, in their capacity as trustees of two other Putnam-managed closed-end funds, Putnam Master Income Trust and Putnam Premier Income Trust, unanimously recommended to shareholders that those funds not be converted from closed-end to open-end funds, in response to a minority shareholder's request that such a conversion take place. (See, e.g., Preliminary Proxy Statement of Putnam Master Income Trust, August 7, 1997 ("1997 PMIT Proxy Statement" at 4-5; a copy of the 1997 PMIT Proxy Statement is attached to the Wood Aff. as Exhibit V.)
  21. In that context, in 1997, the Trustees included a letter from George Putnam to shareholders in a Proxy Statement issued to all the shareholders of the Putnam Master Income Trust, stating:
           The Trustees believe that remaining a closed-end fund provides significant investment benefits that are not available to open-end funds. In general, if the fund remains a closed-end fund, the portfolio manager can continue to manage the fund with a steadier, longer-term perspective without the short-term pressures from sales and redemptions of fund shares typically experienced by open-end funds.

        (1997 PMIT Proxy Statement at 4-5.)
CGI Has Become Dissatisfied with the Fund's Performance
  22. For several years, CGI has been a major shareholder in the Fund. During that time, CGI, like any shareholder, monitored the Fund's management and capital structure. Over the last year, however, it has become disappointed in the Fund's performance and developed concerns about the long-term investment strategy of the Fund. Specifically, CGI believes that, among other things, the Fund should consider utilizing its authority to leverage as it had done in the past.

  23. In November 2000, CGI elected, per the amended rules under the Securities Exchange Act of 1934, to convert its Schedule 13G filing (the type of securities ownership report filed by an insurance company holding company) to a Schedule 13D in order to publicly disclose its interest in communicating with other shareholders and managers of the Fund regarding the Fund's capital structure and other matters, and in acquiring additional shares and increased ownership in the Fund. CGI stated, in its "Purpose of Transaction," Item 4 of the Schedule 13D, as follows:
     The shares of beneficial interest of the Fund ("Shares") held by the Reporting Person [CGI] were acquired in the ordinary course of business by the Reporting Person and its subsidiaries for the purpose of investment and capital appreciation. In pursuing this investment philosophy, the Reporting Person routinely monitors the performance, trading prices, investment strategy and portfolio securities of the Fund, and of the other investment funds in which it invests, and may discuss such matters with fund management, shareholders, or others. The
Reporting Person, as an insurance company holding company, is entitled to file securities ownership reports required by the Securities and Exchange Act of 1934 on Schedule 13G. Under amended rules under the Securities Exchange Act of 1934, a person reporting on Schedule 13G may elect to convert such filing to a
Schedule 13D, in part, to ensure that discussions with management, or other actions by the Reporting Person, do not limit the Reporting Person's ability to acquire additional
Shares, or to vote the shares it already owns. Accordingly, in order to maintain desired flexibility for such transactions and discussions, the Reporting Person is electing to convert its ownership filing on Schedule 13G to a filing on Schedule 13D.

     (Copies of the Fund's Schedule 13G, dated February 3, 2000, and its Schedule 13D, dated November 22, 2000, are attached to the Wood Aff. as Exhibits D and E.)
  24. CGI's disclosed intent reflected the broad range of alternatives that are available to a closed-end fund to enhance values for shareholders, as well as CGI's desire to be free to consider all such alternatives, depending upon circumstances, market conditions, and possible conversations with Fund management and others. It also made clear that it would continue to monitor a range of conditions in considering such alternatives.

The matters which the Reporting Person intends to consider, discuss or pursue may include additional purchases of Shares, ceasing the purchase of additional Shares, sales of Shares or one or more of the items described in items (a) through (j) of Item 4 Whether any of such actions are taken by the Reporting Person will depend upon the Reporting person's evaluation of several factors, including the Fund's business and prospects, future developments, the level of discount in Share market prices from net asset value ("NAV"), the performance of the Funds' investments, the availability of funds to the Reporting Person, alternative uses of funds, stock and money market conditions, and general economic conditions. Such factors may materially affect the Reporting Person's decision to purchase additional Shares, or take other actions, and may result in the Reporting Person's increasing its ownership to a majority or more of the outstanding Shares, and/or proposing changes in operations, governance or capitalization of the Fund. The Reporting Person will review its investment in the Fund from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

         (Exhibit E, Item 4.)

CGI Acquires a Controlling Interest in the Fund and Attempts To
Meet with the Fund's Independent Trustees

  25. As of its November 22, 2000 filing of Schedule 13D, CGI owned 5,169,800 shares, or 47.8% of the Fund. (Exhibit E to the Wood Aff. ) Over the next several months, CGI purchased additional shares of the Fund, and filed Schedules 13D as appropriate. By the time of its April 5, 2001 Schedule 13D filing, CGI owned 5,420,950 shares, or 50.1% of the shares outstanding. (Copies of the Fund's Schedules 13D, dated January 16, 2001, February 27, 2001, April 5, 2001, and April 11, 2001
(its most recent filing), are attached to the Wood Aff. as Exhibits F, G, H; and I, respectively.)
  26. A review of the trading price of the Fund's shares of the NYSE reveals that the market did not react negatively to CGI's disclosures in its various Schedules 13D. (See copy of print-out for CBS Market Watch, attached to the Wood Aff. as Exhibit J.) In fact, the trading price of the Fund's shares has steadily increased since November 2000, when Commerce filed its first Schedule 13D. (Id.)

  27. Since February 2001, CGI has sought to meet with one or more of the independent Trustees to discuss, generally, ways to further the interests of Fund shareholders. They may, but would not necessarily, include the possibility of having new, shareholder-nominated trustees, and perhaps changing the day-to-day portfolio management of the Fund. However, the independent Trustees, through the Fund's representatives, have consistently refused to meet or even speak with CGI. Instead, they offered CGI only a meeting with the Fund's legal counsel, Ropes & Gray, in the presence of the Fund managers, Putnam.
  28.   In particular, on March 16, 2001, John Gerstmayr of Ropes &
Gray stated in a letter to counsel for CGI that "Putnam would welcome an opportunity for representatives of Commerce Insurance to meet with the Fund's portfolio manager to discuss current investment strategy." Mr. Gerstmayr went on to state that the issues raised by CGI "should be discussed with the appropriate representatives of the Fund and Putnam Investment Management." (A copy of the March 16, 2001 Gerstmayr letter is attached to the Wood Aff. as Exhibit K.)
  29. At the one and only meeting granted to CGI, on March 30, 2001, CGI, through its legal representatives attending the meeting, generally raised its concern that the Fund was not taking full advantage of its fundamental investment strategies and policies and that it wished to discuss such issues with independent Trustees on behalf of all shareholders. Officers of the Putnam informed counsel for CGI that:
       given the "small" asset base of the Fund relative to the balance of the Putnam fund complex, the Trustees devote substantially all of their time to some or all of the other Putnam-managed funds;
       the Trustees have little, if any, involvement in decisions on the Fund's capital structure or management;

       according to Putnam, the Fund was well positioned for long-term performance, and that there were no plans to change its capital structure or operations; and
       Putnam then offered that it would be interested in directly managing CGI's substantial investment portfolios.

  30. In response to this, CGI stated, through its legal representatives attending the March 30, 2001 meeting, that it was considering whether decisions regarding the Fund's future should be made by new "independent" trustees who could better focus on the interests of the Fund, rather than the Putnam trustees who oversee Putnam's many other funds. Moreover, contrary to assertions made by the Trustees in defense of their decision to liquidate the Fund, discussed below, CGI's representatives stated at this meeting that: a) it had made no decision regarding whether it would request replacement of any, all, or some of the Trustees; b) it had not identified potential new trustees, but it could develop a proposal for review by the Trustees before any formal nominations were made, if CGI decided to pursue that option; and c) it was not a registered investment advisor, and, therefore, could not, and would not, attempt to manage the Fund itself.
 31. In essence, then, CGI and the representatives of the Fund and of Putnam were engaged in very preliminary discussions of shareholder concerns raised by CGI. At the end of the meeting, CGI again requested that its concerns be relayed to the Trustees, so that direct discussions with the Trustees could take place concerning what steps might be agreed upon that would benefit all shareholders.
The Trustees Announce Their Plan To Liquidate the Fund
  32. The Trustees' reaction to CGI's general inquiries concerning the Fund was not only unauthorized but an outrageous and unreasonable reaction to legitimate questions from a beneficial holder of the Fund. Rather than accepting CGI's request to discuss shareholder concerns in greater detail or seeking input from all shareholders, the Trustees' decided to dispose of all the Fund's assets and to liquidate the Fund. On April 9, 2001, counsel for CGI received a letter from counsel for the Fund, attaching a press release dated April 6, 2001, which, according to the Fund's counsel, had been "distributed at the end of the day on Friday announcing the board's decision to liquidate the Fund." (A copy of the April 9, 2001 cover letter, together with the April 6, 2001 press release (the "April 6 Press Release"), is attached to the Wood Aff. as Exhibit L.)
  33. The April 6 Press Release stated that the Trustees "approved a plan of liquidation of the Fund under which shareholders will receive their pro rata share of the Fund's net asset value in early May." The April 6 Press Release clearly and expressly reveals that the sole motivation behind the liquidation plan was to thwart any action by CGI that would offer shareholders one or more new trustees or a new investment manager:
            Over the past few years an institutional investor has built a substantial position in the Fund's shares approximating
50% of the Fund. During recent discussions with representatives of the Fund, this investor made clear its intention to elect its own slate of Trustees at a shareholder meeting later this year.
The investor has not identified its slate of nominees, and also has not revealed its plans for the management of the Fund and servicing the Fund's shareholders. However, in various previous communications the investor had indicated interest in pursuing changes in the Fund's investment strategy and operating arrangements.

 34. According to the April 6, 2001 Release, the liquidation plan offers shareholder other than CGI the option of transferring their investment into another Putnam-managed fund, an open-end fund, which Putnam asserts is "managed in the same investment style as the Fund." This, of course, could not possibly be true in light of the fact that the Fund is a closed-end fund (and the replacement fund is open-end), and it is authorized to use substantial leverage (and the open-fund is not). The inaccuracy of this claim is evident in the fact that, while the two funds are managed by the same person, the Fund has substantially outperformed the open-end Putnam alternative over the last five years - a performance difference that shows in the value of the closed-end structure.
  35. All shareholders holding at least 10,000 shares, including CGI, are offered the option of receiving cash or securities:
          The liquidation plan approved today provides for distribution of the net assets of the Fund to shareholders as soon as practicable. All shareholders holding at least 10,000 shares will be given the opportunity to elect to receive cash or securities for their investment at the Fund's net asset value.

  36. Under the Trustees' liquidation plan, however, the Trustees intentionally discriminate against one shareholder - CGI - in the redemption:
         Shareholders (other than the 50% shareholder) will also be offered the opportunity to exchange their liquidation proceeds at net asset value into Putnam Preferred Income Fund, an open-end fund managed in the same investment style as the Fund.
Shareholders holding fewer than 10,000 shares who do not elect such an exchange will receive cash.


  37. The April 6, 2001 Press Release also states that the "liquidation distribution will be payable on or about May 4, 2001 to shareholders of record on April 16, 2001." And further that the "Fund's share transfer books will be closed as of the close of business on the record date and it is expected that the Fund's shares will no longer be listed for trading on the NYSE following that date." In fact, the Trustees caused cessation of trading of the Fund as of April 16, 2001. Thus, the April 6 Press Release purported to give shareholders just five trading days between this first "notice" of its plan and the cessation of trading. This left shareholders little means of exiting their investment based on their own investment decisions and timing, which is a fundamental right of a shareholder of a closed-end mutual fund. Moreover, the Trustees gave no notice to shareholders of this significant event other than this one press release, so many shareholders may not have learned of the event before the Fund's shares stopped trading on April 16, 2001.
  38. The Trustees provided no justifiable reason for such hasty action and short notice, nor did they disclose any details of the factors they considered before taking action that would imply that their decision-making was a deliberative process. The only meeting of the Trustees that was disclosed was the one on the same day as the April 6 Press Release, which, incidentally, was just one day after CGI filed its Schedule 13D announcing that it had a controlling position in the Fund. In light of the very short time between preliminary discussions with CGI on March 30, 2001, and the April 6, 2001 Press Release, it is impossible that the Trustees actually took into consideration any factors other than the potential challenge by CGI, or any of the consequences of their proposed action.

CGI's Attempts To Dissuade the Trustees from Pursuing the Unauthorized and Ill-Advised Liquidation Plan

  39. On April 10, 2001, counsel for CGI, contacted Mr. Gerstmayr of Ropes & Gray and suggested, again, that CGI have an opportunity to meet with the Trustees, this time to discuss alternatives to liquidation of the Fund. Mr. Gerstmayr responded by letter dated April 11, 2001, to the effect that the Trustees had no interest in such a meeting. Mr. Gerstmayr further stated:
          In the face of the significant risks for public shareholders presented by Commerce's stated intention to assume control of the Fund, and its unwillingness to discuss its plans for the Fund or any alternatives, the Fund's trustees exercised their authority under the Fund's Declaration of Trust to liquidate the Fund in a manner that protects the interests of all shareholders.

     (A copy of the April 11, 2001 letter from Gerstmayr is attached to the Wood Aff. As Exhibit M.) Again, such statements are inaccurate in that CGI never stated its intention to assume management of the Fund or refused to discuss its plans. In fact, it was CGI's request to have discussions with the Trustees that apparently precipitated the Trustees' actions.
  40. On April 11, 2001, CGI Executive Vice President and Chief Financial Officer, Gerald Fels, wrote to John Hill, Chairman of the Trustees of the Fund, to again request a meeting with the independent Trustees to discuss an alternative to liquidation. Mr. Fels pointed out that, for several years, CGI has held more than 30% or more of the outstanding shares of the Fund and that CGI chose to invest in the Fund as a tax-efficient pooled investment vehicle and an alternative to redeemable open-end funds. Mr. Fels noted that CGI had asked numerous times for a meeting with one or more of the independent Trustees to discuss furthering the interests of all shareholders. He conveyed CGI's belief that there is untapped value in the Fund and that certain changes in strategy could enhance the Fund's value. Mr. Fels stated that CGI strongly disagreed that liquidation was in the best interests of the shareholders. (A copy of the April 11, 2001 letter from Fels is attached to the Wood Aff. as Exhibit N.)

  41. In his April 11, 2001 letter, Mr. Fels proposed that the Trustees, as an alternative, continue the Fund's operation and give shareholders the options of receiving a distribution of net asset value in cash or in kind or of retaining ownership in the Fund. Mr. Fels pointed out that such a plan is preferable to a forced redemption of shares in an inopportune market and an unplanned taxable event. Mr. Fels implored Mr. Hill to respond before the Trustees take steps to irreparably harm the value of the Fund.
  42. On April 12, 2001, Mr. Hill responded, refusing Mr. Fels's request for a meeting with the independent Trustees to discuss the liquidation decision. Mr. Hill noted that CGI, or its counsel, had had the opportunity to meet with Mr. Gerstmayr of Ropes & Gray and with a Mr. Porter, the Executive Vice President of the Fund. Mr. Hill further noted that "[b]oth of these individuals are responsible directly to me and the other independent trustees and serve only the interests of the Putnam Funds and their shareholders." (A copy of the April 12, 2001 letter from Hill is attached to the Wood Aff. as Exhibit O.)
  43. On April 13, 2001, Mr. Fels of CGI wrote to Mr. Hill to give notice to the Trustees that CGI intended to pursue all appropriate legal action regarding the Trustees' plan to liquidate the Fund without shareholder approval. Mr. Fels pointed out that the Trustees' plan violates the Declaration of Trust and is directly contrary to the express statements contained in the Fund's Initial Registration Statement dated July 27, 1989, the Fund's Final Registration Statement dated September 11, 1989, and the Fund's Final Prospectus dated September 21, 1989. (A copy of the April 13, 2001 letter from Fels is attached to the Wood Aff. as Exhibit P.)
The Trustees Ignore CGI's Requests and Take Steps Towards Its Announced Unauthorized Plan of Liquidation

  44. On April 20, CGI received from the Fund, through The Bank of New York, notices to shareholders entitled "Plan of Liquidation/Election," which stated that "the Trustees of the Putnam Dividend Income Fund (the 'Fund') have voted to terminate the fund and to liquidate its assets and to pay them to shareholders. The Liquidation proceeds will be paid on or about 5/18/2001 to shareholders of record as of the close of business on 4/16/2001."

The notice also indicates that the election deadline is May 8, 2001, by which time shareholders must elect to a) invest the proceeds of liquidation in shares of Putnam Preferred Income Fund; b) invest the proceeds in Putnam Money market Fund; c) receive fund portfolio securities as payment at net asset value; or d) choose non-election. (Copies of the notices to the separate CGI entities, dated April 19, 2001, are attached to the Wood Aff. as Exhibit Q.)
  45. On April 26, 2001, CGI received a group of materials from Putnam, by mail dated April 17, 2001, including a letter from John Hill, Chairman of the Trustees, a "Liquidation Election" form, and a "Q & A"-type presentation regarding the purpose of the proposed action entitled "Notice to Shareholders of Termination of the Fund." Mr. Hill reiterates in his letter that the sole purpose of the decision to liquidate is to avoid a possible vote of shareholders to replace the existing Trustees:
          On April 6, 2001, the Trustees voted to liquidate Putnam Dividend Income Fund. The Trustees took this action to protect the interests of the fund's shareholders. An outside institutional investor had purchased approximately 50% of the fund and had expressed the intention of electing a new, undisclosed slate of Trustees to govern the fund. The Trustees concluded that it would be in the best interests of shareholders to liquidate the fund in light of the fact that this investor had not disclosed its long-term plans for management of the fund and had no apparent experience in managing a mutual fund.

      (Copies of the April 17, 2001 letter from Hill, "Liquidation Election," and "Notice to Shareholders of Termination of the Fund" are attached to the Wood Aff. As Exhibit R.)
  46. Mr. Hill goes on to state in his letter that the shareholders have two alternatives: 1) to invest liquidation proceeds into shares of two other Putnam-managed funds, the Putnam Preferred Income Fund or the Putnam Money Market Fund; or 2) for shareholders owning at least 10,000 shares, to receive a portion of the Fund's portfolio securities, or cash, equal to the net asset value of one's shares. (Hill letter, Exhibit R.)
  47. Mr. Hill also concedes that, by adopting the plan of liquidation, the Trustees had forced a tax event on all shareholders because, regardless of which option is chosen, "the liquidation will be a taxable event for federal income tax purposes." (Id.)

  48. The option to invest in other Putnam-managed funds is still not an option offered to CGI. Buried on page 4 of the Q & A materials is the statement: "The option to invest in shares of Putnam Preferred Income Fund and the option to invest in shares of Putnam Money Market Fund are not available to The Commerce Group, Inc. and its direct and indirect subsidiaries and affiliates either directly or indirectly through a nominee holding shares of record of the Fund for the benefit of any such person." ("Notice to Shareholders" at 4, Exhibit R.)
  49. According to Mr. Hill's April 17, 2001 letter, which, again, was not received by CGI until April 26, 2001, shareholders must make their elections by May 8, 2001. According to the "Notice to Shareholders," those who do not respond by the election deadline will be deemed to have chosen cash redemption Payments will be made on or about May 18, 2001. (Exhibit R.) This means that, as of the election deadline of May 8, 2001, the Trustees will begin the process of liquidation by selling securities and other investments of the Fund.
  50. The "Notice to Shareholders" includes the assertion by the Trustees that "[t]he decision to terminate the Fund was made, and this Notice is being given to shareholders, in accordance with Article IX,
Section 4 of the Fund's Agreement and Declaration of Trust." (Page 1.) This reference to Article IX, Section 4 of the Fund's Declaration of Trust, however, was the first time the Trustees asserted that their liquidation plan is a termination plan. Perhaps not so coincidentally, this new characterization by the Trustees' of its proposed action was made after CGI's written challenge to the authority of the Trustees to liquidate the Fund without shareholder approval. Nowhere in Article IX, Section 4 does the word "liquidation" appear. Procedures for implementing a liquidation, however, are specifically set forth in
Article IX, Section 5, and such procedures include shareholder approval. (Discussed further infra.) Moreover, the Fund's SEC documents specifically state that a liquidation requires shareholder approval. (Discussed infra.) And further, the April 17, 2001 "Notice to Shareholders" refers to the Trustees' action as a "liquidation" approximately 50 times.
  51. The "Notice to Shareholders" also, again, expressly states that the Trustees plan to liquidate the Fund specifically to avoid any action taken by CGI to propose new, shareholder-nominated trustees, new Fund management, or a different investment strategy. (Page 1.)
  52. The Trustees assert that their liquidation plan "is in the best interests of the Fund's shareholders." ("Notice to Shareholders" at 1.) The Trustees make this assertion despite the fact that CGI posed no threat to the Fund, that the Trustees have chosen to resist becoming fully informed about CGI's intentions prior to making fundamental decisions concerning the Fund, and that other, less draconian and costly alternatives to liquidation were available. Such reckless action by the Trustees cannot be in the best interests of the shareholders.
The Putnam Dividend Income Fund Agreement and Declaration of Trust Prohibits Liquidation of the Fund Without Shareholder Approval

  53. Article IV, Section 3, of the Declaration of Trust (Exhibit A) sets out the powers and authority of the Trustees. Included among those powers is (b) "[t]o sell, exchange, lend, pledge, mortgage, hypothecate, write options on and lease any or all of the assets of the Trust except as otherwise provided in Article IX, Section 5."
(Emphasis added.)
  54. Article IX, Section 5, concerning the "Merger, Consolidation and Sale of Assets," states as follows:

         The Trust may merge or consolidate with any other corporation, association, trust or other organization or may sell, lease or exchange all or substantially all of its assets, including its good will, upon such terms and conditions and for such consideration when and as authorized at any meeting of Shareholders called for the purpose, or may liquidate or dissolve when and as authorized, by the affirmative vote of the holders of not less than two-thirds of the Shares entitled to vote, provided, however, that if such merger, consolidation, sale, lease or exchange is recommended by two-thirds of the total number of Trustees then in office, the vote of the holders of a majority of the Shares entitled to vote shall be sufficient authorization. Nothing contained herein shall be construed as requiring approval of the Shareholders for any sale of assets in the ordinary course of business of the Trust. The provisions of this Section shall be subject to the voting powers of one of more classes or series of Share as set forth in the Bylaws.

     (Emphasis added.)

  55.   Therefore, according to the express terms of Article IV,
Section 3(b), and Article IX, Section 5, the Trustees must obtain shareholder approval before liquidating the assets of the Fund.
Indeed, at least a majority and, in some instances, a super-majority of shareholder votes, is required before the Trustees may take such fundamental action with respect to the Fund. In no event is shareholder approval not required for liquidation - even if there is a unanimous recommendation of the Trustees.
  56. In contrast, Article IX, Section 4, concerning "Duration and Termination of the Trust," provides as follows:
          Unless terminated as provided herein, the Trust shall continue without limitation of time. Subject to the voting powers of one or more classes or series of Shares as set forth in the Bylaws, the Trust may be terminated at any time by vote of Shareholders holding at least two-thirds of the Shares entitled to vote (provided, however, if such termination is recommended by two-thirds of the total number of the Trustees then in office, the vote of a majority of the Shares entitled to vote shall be sufficient authorization) or by the Trustees by written notice to the Shareholders. Upon termination of the Trust, after paying or otherwise providing for all charges, taxes, expenses and liabilities, whether due for accrued or anticipated of the Trust as may be determined by the Trustees, the Trust shall in accordance with such procedures as the Trustees consider appropriate reduce the remaining assets to distributable form in cash or shares or other property, or any combination thereof, and distribute the proceeds to the Shareholders, ratably according to the number of Shares held by the several Shareholders on the date of termination, except to the extent otherwise required or permitted by the preferences and special or relative rights and privileges of any classer or series of Shares.

     (Emphasis added.)

  57. Not once does Article IX, Section 4, of the Declaration of Trust mention the word "liquidation" or any variation thereof.
  58. In light of the fact that a two-thirds vote of the Shareholders, or a majority vote with a recommendation of two-thirds of the Trustees, is required to liquidate the Fund, it is illogical that
Article IX, Section 4, would allow the Trustees simply to bypass that very rigid authorization requirement by terminating the Fund under
Article IX, Section 4, and then liquidating.  Indeed, if Article IX,
Section 4, is interpreted to allow termination without shareholder approval and to include liquidation, then Article IX, Section 5, which expressly requires shareholder approval for liquidation would be rendered meaningless.
  59. If, as permitted by the Declaration of Trust, the Fund had converted to an open-end fund, then Article IX, Section 4, becomes more relevant since redemptions by open-end fund shareholders can result in all, or essentially all, shares being cancelled, so that legal termination of the remaining trust entity would need to be undertaken by the Trustees. In the case of the Fund, as it exists, it is clear that the Trustees may not liquidate the Fund without the required shareholder approval, and that, if usable at all while the Fund remains closed-end, Article IX, Section 4, is only used to accomplish a final termination of the entity, after a plan of liquidation is approved by the shareholders. This is made indisputable by the Trustees' own statements in their SEC documents. (Discussed further infra.) The Trustees may not simply characterize a liquidation of a substantial operating company as a "termination" in order to avoid the requirements of Section 5.
  60. In fact, despite the pretext of a termination, the Trustees have been unable to avoid the reality of the situation and have consistently described their intended action as a "liquidation." The plan of liquidation described in the April 6, 2001 press release and the April 17, 2001 notice to shareholders provides for a two-step process for distribution of the assets to shareholders, with the "record date" that determines the level of shareholder investment and the "payment date" for distribution of the proceeds. In contrast,
Article IX, Section 4, regarding termination provides for just one date, stating that the distribution will take place "on the date of termination."

  61. Having made such error, it can be predicted that the Trustees will again manipulate the situation to fit the pretext and may have already done so by denying shareholders the right to transfer their shares, in order to assure that the holders as of the April 16 "record date" will also be the holders on the "date of termination." Despite these gymnastics, the plain fact is that the process of establishing a record date/payment date plan is, on its face, more consistent with
Article IX, Section 5, regarding liquidation, rather than with Section
4.
  62. Had the Trustees sought shareholder approval for their proposed plan to liquidate, they would not have obtained it because CGI owns 50.1% of the outstanding shares of the Fund and opposes the liquidation plan as not in the best interests of the Fund or the interests of the shareholders. It is clear, however, that the Fund could have attained approval of the very step that would have preserved both shareholder choice and valuable assets - a plan to offer voluntary redemption to all shareholders, even one that could be voted and implemented before any changes are made to the board of trustees.
Statements Made by the Trustees in Prior Filings with the SEC Similarly Stress the Requirement of Shareholder Approval

  63. That the Declaration of Trust requires shareholder approval for a liquidation of the Fund is consistent with the Fund's filings with the SEC at the inception of the Fund, in particular, its Initial Registration Statement, Form N-2, dated July 27, 1989, its Final Registration Statement, Form N-2, dated September 11, 1989, and its Final Prospectus, dated September 21, 1989. (Copies of relevant pages of containing of the Initial Registration Statement, Final Registration Statement, and Final Prospectus, containing language cited below, are attached to the Wood. Aff. as Exhibits S, T, and U, respectively.)
  64. The Trustees touted in the Final Prospectus the protections offered by the Agreement and Declaration of Trust to the shareholders:

          The Agreement and Declaration of Trust and By-Laws include provisions that could have the effect of limiting the ability of other entities or other persons to acquire control of the Fund, or to cause it to engage in certain transactions or to modify its structure. The affirmative vote of at least two-thirds of the outstanding common shares and APS of the Fund each voting as a separate class is required to authorize any of the following actions: (1) merger or consolidation of the Fund, (2) sale of all or substantially all of the assets of the Fund, (3) liquidation or dissolution of the Fund, or (4) amendment of the Agreement and Declaration of Trust to reduce the two-thirds vote required to authorize the actions in (1) through (4), unless with respect to any of (1), (2), or (3) above such action has been authorized by the affirmative vote of two-thirds of the total number of Trustees then in office, in which the case the affirmative vote of a majority of the outstanding shares of each class is required. .

          The Trustees have determined that the two-third voting requirements described above, which are greater than the minimum requires under the 1940 Act, are in the best interests of the Fund and its shareholders generally.

     (Exhibit U; emphasis added.)

  65. The Trustees made similar representations in their Initial and Final Registration Statements on Form N-2 filed for the Fund. (See Exhibits S and T.)
  66. These clear statements in the Registration Statements and Prospectus amount to terms and conditions upon which shareholders relied when they invested. Therefore, the Trustees' plan to liquidate without shareholder approval is either inconsistent with their initial offering, or their initial offering materials were materially misleading with respect to a fundamental right of shareholders.
The Trustees' Liquidation Plan is Contrary to the Interests of the Fund and of the Shareholders

  67. The Trustees' assertion that their plan of liquidation is in the best interests of the shareholders is false and clearly a pretext for their true motivation, which is to protect their position as Trustees and the position of Putnam as the manager of the Fund. In the entire existence of the Fund, the Trustees have never before indicated that liquidation would be a desirable method of furthering the interests of the shareholders of the Fund. On the contrary, the Fund's public filings, used to solicit investment in the Fund, clearly tout as a protection to shareholders that liquidation would not be possible without the required shareholder approval under the Declaration of Trust.

  68. In addition, the fact that the Trustees are encouraging shareholders to transfer assets from the Fund to another fund managed by Putnam, which is not a closed-end fund, reveals a conflict of interest for the Trustees. Even the purportedly "independent" Trustees are clearly aligned with Putnam and are intertwined with Putnam financially, both by way of investments and compensation. It would not behoove either the Trustees or Putnam to allow a majority shareholder to seek a shareholder vote among new, shareholder-nominated trustees. As such, the so-called independent Trustees are not truly independent and are, therefore, unable to make objective decisions in the interests of the shareholders when their first priority is to protect their beneficial relationship with Putnam.
  69. Further, in light of the Trustees' obligations as trustees for the 114 Putnam-managed funds, and the very limited time that the Trustees spend reviewing the performance and management of the Fund, it appears impossible that their decision to liquidate was made objectively and without the heavy influence of Putnam. In addition, the Trustees' lack of careful evaluation of their possible alternatives is evidenced by the extreme haste in which it made its decision, which had no reasonable justification.
  70. The Trustees' assertion in the notice of liquidation to shareholders is similarly disingenuous to the extent that it leads shareholders to believe that the transfer of assets from the fund to an open-end fund managed by Putnam is in the best interests of shareholders. Indeed, the Trustees have in the past marketed closed-end funds as preferable to open-end funds and have attempted to persuade shareholders that a conversion of a closed-end fund to an open-end fund would not in the interests of shareholders. For example, in 1997, the Trustees strongly argued against the conversion of the Putnam Master Income Trust from a closed-end fund to an open-end fund. Specifically, they stressed that closed-end funds are preferable to open-end funds because closed-end funds are managed over the long term, in long-term, higher-yielding investments, allowing shareholders of closed-end funds to realize unique and significant investment value.

          [R]emaining a closed-end fund provides significant investment benefits that are not available to open-end funds. In general, if the fund remains a closed-end fund, the portfolio manager can continue to manage the Fund with a steadier, longer term perspective without the short-term pressures from sales and redemptions of fund shares typically experienced by open-end funds.

(Letter from Trustees to shareholders of the Putnam Master Income Trust 1997 PMIT Proxy Statement, dated August 7, 1997 (Exhibit V to Wood Aff.), at 4.) The Trustees went on to state in their reasons for their recommendation of a vote against conversion to an open-end fund:
          The Trustees believe that your fund's closed-end status provides significant investment benefits not available to open-
end fund investors.  Because your fund's shares are not
redeemable, your fund is not required to maintain short-terms, lower yielding investments in anticipation of possible
redemptions, but can be fully invested in higher yielding
securities in pursuit of the fund's investment objective.
 . . .
          The Trustees believe that your fund has achieved
favorable investment results for its shareholders over its life as a closed-end fund, which demonstrates the benefits of the closed-end structure. . . .  [T]he Trustees believe that, in deciding whether to make major structural changes, the long-term performance of your fund is an important factor to consider.

     (1997 PMIT Proxy Statement at 19.)

  71. The Trustees also argued in the 1997 PMIT Proxy Statement that a closed-end fund typically enjoys higher current yields than an open-end fund because it has fewer expenses and lower transaction costs.
          [A] conversion to open-end status, while ending the discount, is likely to result in a lower yield because of increased fund expenses. This result appears to be inconsistent with the fund's investment objective of seeking high current income.

     (Id. at 4.) The Trustees continued this thought in their recommendation against conversion to an open-end fund:

          The Trustees believe that your fund's operating expenses are likely to increase if your fund is converted to open-end status. First, as an open-end fund, your Fund would be required, as a practical matter, to make a continuous public offering of its shares in order to offset redemptions and maintain the economies of scale available at its current size. The Trustees expect that in order to market your fund's shares effectively and to conform generally to sales practices of competing dealer sold funds, following a conversion to open-end status, the Trustees would likely recommend that shareholders approve the adoption of a distribution plan under Rule 12b-1. Such a plan would permit your fund to pay annual distribution fees of up to .35% of your fund's net assets. If such distribution plan were approved, the Trustees would expect to authorize the payment of distribution fees at the annual rate of
 .25% of net assets, as is the case with similar open-end Putnam Funds. In addition, all shareholders would bear the brokerage and other transactional costs associated with purchases and sales of securities in response to the sale or redemption of shares if your fund were converted to open end status (except to the extent that the Trustees decide to impose a temporary redemption fee, as described below). Second, in addition to the likelihood of increased fees, it is also possible that the fund may shrink following conversion to open-end status, resulting in increased expense ratios.

     (Id. at 19-20.)

  72. The Trustees who signed the 1997 PMIT Proxy Statement citing the benefits of closed-end funds are the very same Trustees who voted to liquidate the closed-end Fund, and recommend to shareholders (other than CGI) that they convert their shares in the Fund to open-end funds managed by Putnam: James Atkins Baxter, Hans H. Estin, John A. Hill, Ronald J. Jackson, Elizabeth T. Kennan, Lawrence J. Lasser, Robert E. Patterson, and Nicholas Thorndike. (Id. at 6.)
  73. These Trustees further stated in the 1997 PMIT Proxy Statement that they were recommending against a shareholder vote to convert this fund to an open-end fund because in the Trustees' unanimous view, as a closed-end fund, the fund was afforded significant investment advantages. The Trustees explained that if the conversion plan were approved, the conversion would result in a "de-listing" of the Fund's shares on the New York Stock Exchange, where they then could be bought and sold at prevailing market prices. The Trustees described this de-listing possibility as a negative. (Id. at 24.) In an abrupt about-face, this is the exact course that the Trustees of the Fund took after their initial announcement of liquidation on April 6, 2001.

  74. With a closed-end fund, there is no need to have liquid assets to meet redemption requests at inopportune times, as in open-end funds. In their 1997 recommendation against the open-end structure, the Trustees stated:
          Furthermore, as a closed-end fund, your fund does not experience the cash flows associated with sales and redemptions of open-end fund shares. As a result, your fund's portfolio manager does not have to invest additional cash from new sales at times when market conditions are unfavorable or sell securities to meet redemptions in an opportune times.

     (Id. At 19.)

  75. Further, closed-end funds have significant tax advantages that open-end funds do not. The Trustees in 1997 also thought it significant in recommending against conversion that if the fund were converted, the need to sell securities to meet redemptions may have adverse tax consequences to shareholders remaining in the fund: "If your fund sells securities to meet redemptions and realizes a gain for tax purposes, your fund will be required to allocate the tax gain to all shareholders, not simply to those redeeming." (Id. at 21.) The Trustees stated that they believed that most shareholders in the fund had purchased their shares with a long term investment perspective that recognized the special advantages of a closed-end structure. (Id. at 21-22.)
  76. For all these reasons , the Trustees in the 1997 PMIT Proxy Statement, strongly recommended against the conversion from a closed-end fund to an open-end fund as a major structural change. (See id. at 19.)
  77. In addition, the Trustees in 1997 argued that a conversion from closed-end to open-end status would also require a number of changes in the Agreement and Declaration of Trust under which the fund had been established. (Id. at 26.) Interestingly, the Trustees now claim to have a different view of the requirements of the Declaration of Trust.

  78. In the same 1997 PMIT Proxy Statement, the Trustees also stated that the fact that closed-end funds are required to hold Annual Shareholder Meetings for the purposes of electing trustees and ratifying the selection of auditors was another benefit not available to an open-end fund. (Id. at 24.) The Trustees' planned action with respect to the Fund today is directly contrary to this, their prior description to shareholders of the requirements of a close-end fund.
  79. These same Trustees made similar statements recommending against the conversion of this closed-end fund to an open-end fund in the Putnam Master Income Trust Proxy Statement dated August 16, 1996. (A copy of the 1996 PMIT Proxy Statement dated August 16, 1996, is attached to the Wood. Aff. as Exhibit W.) Likewise, many of the Trustees, in their capacity as trustees of the Putnam Premier Income Trust ("PPIT"), recommended to the shareholders of that closed end mutual fund in May 1997, and earlier in May 1996, that the shareholders not vote to convert that closed-end Fund to an open end Mutual Fund. The trustees making that recommendation at that time were Jameson Baxter, Hans Estin, John Hill, Ronald Jackson, Elizabeth Kennan, Lawrence Lasser, Robert Patterson, George Putnam III, A.J.C. Smith and Nicholas Thorndike. (Copies of the PPIT Proxy Statements, dated May 30, 1997, and May 10, 1996, are attached to the Wood Aff. as Exhibits X and Y.)
The Trustees Plan of Liquidation Will Cause Irreparable Harm
  80. As the Trustees warned shareholders in the past, it is true that their plan to effectively end the closed-end Fund will have some serious financial consequences to shareholders. Regardless of what shareholders elect to do with their proceeds, the unplanned distribution of assets will be a taxable event - by the Trustees' own admission in the April 17, 2001 notice to shareholders, the distribution of assets will result in the shareholders' realizing taxable gains and taxable dividend income. Such tax liabilities would not incurred if the Fund continued operation.

  81. In addition, the damage arising from tax liability is made more egregious by the fact that the Fund has a tax loss carry-forward of nearly $10.7 million , according to December 31, 2000 valuations published by the Fund, which represents roughly 10% of the original value of the Fund's investments. According to the most recent information available, there has been an additional loss of approximately 3% since the beginning of 2001. Liquidating the Fund now, at these valuation levels, will result in a permanent loss to shareholders of significant tax benefits because the losses can only be realized if the Fund continues to exist - the benefits, which represent several millions of dollars to shareholders, cannot be distributed to shareholders. This intentional abandonment by the Trustees of such a valuable asset of the Fund, while at the same time seeking shareholder transfers to another Putnam-managed fund, smacks of self-dealing in the form of dissipating the assets of one fund to benefit another.
  82. Liquidation of the Fund also deprives shareholders of the full value of their investment because they will not reap the value of the intangible assets of a 12-year, closed-end fund.
  83. In addition, because the Trustees have acted with unreasonable haste, they have deprived shareholders sufficient notice of liquidation in order to protect their investments. The decision to liquidate is wholly inconsistent with the investment strategy of the Fund as a non-redeemable, long-term investment vehicle. Closed-end Fund shareholders are entitled to choose when to exit their investment, based on the shareholders' review of market conditions, portfolio values, and tax considerations. There is no evidence whatsoever, and, indeed, only evidence to that contrary, that the Trustees based their decision to liquidate on a careful review of market conditions, portfolio values, and tax considerations. As such, their actions are irresponsible and contrary to the interests of shareholders.

  84. Aside from outright financial harm, the actions of the Trustees will also harm CGI and the other shareholders by virtue of the fact that it deprives them of their basic rights as investors, specifically, the right to approve a fundamental change in Fund policy. Indeed, the unambiguous statement in the Fund's Registration Statement that liquidation of the Fund requires shareholder approval amounts to the most fundamental of policies of the Fund.
  85. The Trustees have not reacted proportionately to the perceived threat to their continued service as Trustees of the Fund, and they have not acted for the purpose of protecting shareholder interests. There are numerous less restrictive means possible to protect shareholders than hasty liquidation of the Fund. Indeed, CGI has proposed many such possible courses of action as alternatives to liquidation - consideration of new nominees for trustees, consideration of retaining new portfolio management before any changes in trustees, offering elective redemption to shareholders before new trustees are seated - but all proposals were rejected. CGI's proposal to offer shareholders the choice of receiving a distribution of net asset value in cash or in kind or of retaining their Fund ownership affords large and small shareholders the opportunity to maintain their chosen long-term strategy in a tax-efficient manner. Shareholders could continue having their assets managed by Putnam or a successor, or shareholders could choose liquidity and exit rather than continue with potentially new trustees and Fund managers.

                               COUNT I
    (Breach of Fiduciary Duty - Intentional and Express Violation
                      of the Declaration of Trust)

  86. Plaintiff, CGI, realleges and incorporates by reference the allegations contained in paragraphs 1 through 85, as if fully set forth herein.
  87. As Trustees and officers of the Fund, the Defendants owe fiduciary duties to CGI as a shareholder of the Fund.

  88. The Defendants' conduct as described above, specifically, their intentional violation of the express terms of the Declaration of Trust by attempting to liquidate the Fund without the required shareholder approval in order to thwart the possible decision by shareholders to replace the existing Trustees and the Fund's portfolio manager, Putnam, constitutes a breach of the Defendants' fiduciary duties. The Defendants have violated their fiduciary duties of care and loyalty to CGI. The Defendants have not acted in good faith and with reasonable belief that their actions were in the best interests of the Fund. Further, the acts of the Defendants constitute reckless and willful disregard of their duties as Trustees of the Fund.
  89. CGI will be irreparably harmed and will suffer substantial money damages in an amount not yet determined by the breach of fiduciary duty if the planned liquidation is allowed to take place.

                                COUNT II
    (Breach of Fiduciary Duty - Actions Taken by the Defendants
   Are Contrary to the Interests of the Shareholders of the Fund)

  90. Plaintiff, CGI, realleges and incorporates by reference the allegations contained in paragraphs 1 through 85, as if fully set forth herein.
  91. As Trustees and officers of the Fund, the Defendants owe fiduciary duties to CGI as a shareholder of the Fund.
  92. The Defendants' conduct as described above, including their draconian, disproportionate response to a perceived "threat" by CGI in a corporate control context, was not in the best interest of the shareholders but, rather, in the interests of the Trustees and the Fund's manager, Putnam, and constitutes a breach of the Defendants' fiduciary duties. The Defendants have violated their fiduciary duties of care and loyalty to CGI. The Defendants have not acted in good faith and with reasonable belief that their actions were in the best interests of the Fund. Further, the acts of the Defendants constitute reckless and willful disregard of their duties as Trustees of the Fund.
  93. CGI will be irreparably harmed and will suffer substantial money damages in an amount not yet determined by the breach of fiduciary duty if the planned liquidation is allowed to take place.

                             COUNT III
  (Breach of Fiduciary Duty, Derivatively on Behalf of the Fund -
Intentional and Express Violation of the Declaration of Trust)

  94. Plaintiff, CGI, realleges and incorporates by reference the allegations contained in paragraphs 1 through 85, as if fully set forth herein.
  95. As Trustees and officers of the Fund, the Defendants owe fiduciary duties to the Fund and to all shareholders of the Fund.
  96. The Defendants' conduct as described above, specifically, their intentional violation of the express terms of the Declaration of Trust by attempting to liquidate the Fund without the required shareholder approval in order to thwart the possible decision by shareholders to replace the existing Trustees and the Fund's portfolio manager, Putnam, constitutes a breach of the Defendants' fiduciary duties. The Defendants have violated their fiduciary duties of care and loyalty to the Fund and its shareholders. The Defendants have not acted in good faith and with reasonable belief that their actions were in the best interests of the Fund. Further, the acts of the Defendants constitute reckless and willful disregard of their duties as Trustees of the Fund.
  97. Upon discovery of this breach, CGI made numerous demands on the Defendants that the breach be remedied. Any further demand on the Defendants would have been futile because the interest of the Defendants in protecting themselves and the Fund's managers is contrary to the interests of the Fund, CGI, and the other shareholders of the Fund.
 98. The Fund, CGI, the other shareholders will be irreparably harmed and will suffer substantial money damages in an amount not yet determined by the breach of fiduciary duty if the planned liquidation is allowed to take place.

                             COUNT IV
   (Breach of Fiduciary Duty, Derivatively on Behalf of the Fund -
      Actions Taken by the Defendants Are Contrary to the Interests
                   of the Shareholders of the Fund)

  99. Plaintiff, CGI, realleges and incorporates by reference the allegations contained in paragraphs 1 through 85, as if fully set forth herein.

 100. As Trustees and officers of the Fund, the Defendants owe fiduciary duties to the Fund and to all shareholders of the Fund.
 101. The Defendants' conduct as described above, including their draconian, disproportionate response to a perceived "threat" by CGI in a corporate control context, was not in the best interest of the shareholders but, rather, in the interests of the Trustees and the Fund's manager, Putnam, and constitutes a breach of the Defendants' fiduciary duties. The Defendants have violated their fiduciary duties of care and loyalty to the Fund and its shareholders. The Defendants have not acted in good faith and with reasonable belief that their actions were in the best interests of the Fund. Further, the acts of the Defendants constitute reckless and willful disregard of their duties as Trustees of the Fund.
 102. Upon discovery of this breach, CGI made numerous demands on the Defendants that the breach be remedied. Any further demand on the Defendants would have been futile because the interest of the Defendants in protecting themselves and the Fund's managers is contrary to the interests of the Fund, CGI, and the other shareholders of the Fund.
 103. The Fund, CGI, the other shareholders will be irreparably harmed and will suffer substantial money damages in an amount not yet determined by the breach of fiduciary duty if the planned liquidation is allowed to take place.

     WHEREFORE, Plaintiff, CGI, asks this Court to enter judgment in its favor and against the Defendants, or any of their agents, servants, assigns, and those acting in concert with the Defendants, by:
     a) Ordering as preliminary relief, that the Defendants be enjoined from effectuating the plan of liquidation of the Fund, including, but not limited to, selling any portion of the Fund's portfolio securities or otherwise liquidating any assets of the Fund, and staying or extending indefinitely the election deadline for CGI and all other shareholders of the Fund, now scheduled for May 8, 2001;
     b)     Awarding CGI damages with prejudgment and postjudgment
interest;
     c)     Awarding such other relief as the Court deems just and
reasonable.

                                    JURY CLAIM
Plaintiff demands a trial by jury on all claims so triable.

                                      THE COMMERCE GROUP, INC.

                                      By its attorneys,


_________________________________
James A. Ermilio (BBO #550697)        Lisa C. Wood (BBO #543811)
General Counsel                       Elizabeth M. Harvey (BBO #633916)
The Commerce Group, Inc.              Erik P. Bartenhagen (BBO #640003)
211 Main Street                       Nutter, McClennen & Fish, LLP
Webster, MA 01570                     One International Place
(508) 949-4554                        Boston, MA 02116
                                      (617) 439-2000

Dated:  April 30, 2001


                                  VERIFICATION

     I, Gerald Fels, hereby verify under the penalties of perjury that I have read the foregoing Verified Complaint and that the facts contained in the Verified Complaint are true and correct to the best of my knowledge, information, and belief based upon by personal knowledge, except paragraphs 2-5, 7, 29-31, which I believe to be true based on information and belief and based upon information collected and made available to me by my agents, representatives, and employees, and except paragraphs 6, 8-12, 19-21, 26, 28, 32-39, 42, 46-61, 63-80, which are supported by exhibits to the Wood Affidavit. Signed this 30th day of April 2001.


_____________________________
      Gerald Fels

               COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.                              SUPERIOR COURT
C.A. NO.____________
                                          BUSINESS LITIGATION SESSION


THE Commerce GROUP, INC., individually
and in a derivative capacity on behalf of Putnam
Dividend Income Fund

       Plaintiff,

v.

JAMESON A. BAXTER, HANS H. ESTIN, JOHN A.
HILL, RONALD J. JACKSON, PAUL L. JOSKOW,
ELIZABETH T. KENNAN, JOHN H. MULLIN, III,
ROBERT E. PATTERSON, A.J.C. SMITH, W.
THOMAS STEPHENS, AND W. NICHOLAS
THORNDIKE, as Trustees of Putnam Dividend
Income Fund, and LAWRENCE J. LASSER and
GEORGE PUTNAM, III, as Trustees and
Officers of Putnam Dividend Income Fund,

      Trustees,

and

PUTNAM DIVIDEND INCOME FUND,

      Nominal Defendant.

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       MEMORANDUM IN SUPPORT OF MOTION FOR PRELIMINARY INJUNCTION

     This action is brought by The Commerce Group, Inc. ("CGI"), individually and in a derivative capacity on behalf of Putnam Dividend Income Fund (the "Fund"), a publicly-traded closed-end mutual fund organized as a Massachusetts business trust, against the trustees of the Fund (the "Trustees"). This action concerns breaches of fiduciary duty by the Trustees arising out of their hastily-made plan to liquidate the Fund without required shareholder approval and to distribute the assets. CGI seeks immediate injunctive relief to protect against the devastating and irreparable harm that will result if this liquidation plan goes forward on May 8, 2001, as announced.

                           I.  BRIEF FACTUAL BACKGROUND
     CGI has been a major shareholder of the Fund since 1996, and through purchases made between November, 2000 and April, 2001 became the controlling shareholder of the Fund with 50.1% of the outstanding shares. (Compl. 17, 22, 25). Within days of CGI obtaining this controlling position, the Trustees abruptly announced by press release on April 6, 2001 a "plan of liquidation" which would liquidate the Fund in a mere two to three weeks and halt trading of Fund shares in five trading days. (Id. at 32-37; Wood Aff., Exh. L). No shareholder approval was obtained by the Trustees for this plan of liquidation, and the timing proposed by the Trustees for this liquidation was so precipitous that it would be complete before the Fund's regular annual meeting in June, and before CGI could call a special meeting of Fund shareholders. (Compl. 49-50, Wood Aff., Exh. A).
     In their April 6, 2001 press release, the Trustees admitted that the purpose of the Fund's liquidation was solely to thwart any possible attempt by CGI, as the majority shareholder and new owner, to select different trustees or money managers. (Compl. 33). The Trustees came to this decision hastily after only one meeting, and without the benefit of much information at all. (Id. at 38, 52). It would appear that the Trustees made their decision without considering the current market conditions affecting the Fund's portfolio, the taxable gains and income that may result from the distribution, and whether the shareholders would be better served by liquidating their investment in a market sale. (Id. at 52, 69, 80-83). Indeed, in the entire twelve-year existence of the Fund, the Trustees 1) have never asserted
- until now - that liquidation of the Fund is a permissible or desirable transaction for the Fund; and 2) with respect to a similar fund, have consistently claimed that the closed-end fund structure has significant value to shareholders that can only be realized in the Fund stays in existence as a closed-end fund. (Id. at 67, 70-79).

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     CGI is opposed to the liquidation plan because it is against the interests of the shareholders (including CGI) and will cause immediate, severe, and irreparable harm to CGI in numerous respects. For example, it will deprive CGI and the other shareholders of the opportunity to continue their tax-advantaged ownership in the closed-end fund, rob from CGI and the other shareholders the long-term advantages of the Fund's portfolio investment strategy, force on CGI and the other shareholders an unanticipated and currently taxable event, and cause CGI and the other shareholders to lose the benefit of substantial tax assets held by the Fund in the form of nearly $10.7 million in loss carry-forwards which can only be realized by the shareholders if the fund continues to exist. (Id. at 80-83). Moreover, it will specifically deprive CGI of the opportunity to control this particular closed-end fund, of which it owns a majority stake. In addition, the Trustees seek to deprive all shareholders of their right to participate in fundamental decisions that affect the Fund, such as election of trustees, selection of portfolio managers to invest the assets, and the most fundamental decision of whether to continue operations or to incur the transaction and tax costs of a liquidation of the Fund itself.
(Id. at  84).
     The Trustees justify this draconian measure by raising the "threat" of being replaced with as yet unknown successors. (Id. at 33, 39, 45). Even assuming for the sake of argument only that this was a legitimate threat from which to protect shareholders, a wide range of steps was available to the Trustees short of termination of the Fund that do not result in imposition of tax liabilities on shareholders, economic loss from portfolio liquidation, and loss of a multi-million dollar tax asset in the form of a loss carry-forward. (Id. at 41, 85). The fact that the Trustees did not use such non-damaging protections, and the fact that their planned action is directly contrary to years of statements to the shareholders, evidences that they are acting in their own interests and in the interests of the Fund's portfolio managers rather than in the interests of the shareholders, to whom they owe utmost duties of care and loyalty.

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     CGI has raised two distinct causes of action against the Trustees for separate breaches of their fiduciary duties as a result of their rushed plan to liquidate the Fund. The first is based on the fact that the Trustees' actions are in clear violation of the terms of the Declaration of Trust. The second posits that, irrespective of the language in the Declaration of Trust, the Trustees' unauthorized actions were draconian, disproportional to the perceived "threat" that CGI allegedly posed, and not in the best interests of the Fund's shareholders. CGI seeks a preliminary injunction on the basis of both of these egregious breaches of fiduciary duty.
                            II.  ARGUMENT
     Massachusetts law entitles a party to a preliminary injunction where (1) it is reasonably likely to succeed on the merits of its claim; (2) it will suffer irreparable harm in the absence of injunctive relief; and (3) such harm outweighs any injury which the other party will suffer if the injunction is granted. See Mass. R. Civ. P. 65(b); T&D Video, Inc. v. City of Revere, 423 Mass. 577, 580 (1996);
Packaging Industries Group, Inc. v. Cheney, 380 Mass. 609, 617 (1980). In applying these requirements, the court initially looks to the moving party's chance of success on the merits and, if it appears reasonable, then balances the potential harm to each party from the grant or denial of the injunction "in light of [that] party's chance of success on the merits." Packaging Industries, 380 Mass. at 617. In this case, an injunction is warranted.
A.    CGI is likely to succeed on the merits of its claims
      Before delving into the legal aspects of each of CGI's breach of fiduciary duty claims, it is first necessary to briefly provide some background on business trusts and fiduciary duties in Massachusetts. The Fund is a business trust formed pursuant to G.L. c. 182, sec. 1 et seq. Because a business trust so closely resembles a corporation in most important respects, the fiduciary duty law associated with corporations applies with equal force to business trusts. As noted by a leading Massachusetts corporate treatise, "[t]he [business trust] arrangement in form obviously resembles the corporation, the trustees taking the place of the corporate directors, the certificate holders taking the place of the shareholders, and the declaration of trust fulfilling the function of the certificate of incorporation." Donovan & Cavitch, Massachusetts Corporation Law, vol. 1, sec. 1.14, pp. 1-35 to 1-36 (2000). See also Minkin v. Commissioner of Revenue, 425 Mass. 174, 180 (1997) ("The status of the corporate trust shareholder resembles that of a counterpart in a corporation."); Commissioner of Revenue v. Northeast Petroleum Corp., 401 Mass. 44, 47
(1987) ("[T]here is no intrinsic difference between a corporate business trust and a corporation."); Richardson v. Clarke, 372 Mass. 859, 861-62 (1977) ("Business trusts possess many of the attributes of corporations and for that reason cannot be governed solely by the rules which have evolved for traditional trusts.").
     In the first instance, the duties and responsibilities of the Trustees are derived from the declaration of trust established at the time the trust is created. See State Street Trust Co. v. Hall, 311 Mass. 299 (1942); Ripley v. Brown, 218 Mass. 33, 35 (1914). At the
same time, the Trustees must meet their common law fiduciary duties to the shareholders - the duties of care and loyalty. See Fogelin v. Nordblom, 420 Mass. 218, 222 (1988) (holding that trustees of a business trust stand in a fiduciary relationship to all the trust's beneficiaries, and must not favor one class of shareholders over another); Ashley v. Winkley, 209 Mass. 509, 525 (1911) (holding that trustees of a business trust are bound to exercise reasonable skill, prudence and judgment in the discharge of their duties); 12A C.J.S. Business Trusts sec. 31, at 527 ("trustees . occupy a fiduciary relationship to the certificate holders"). These fiduciary duties are basically identical to those imposed on corporate directors with respect to their shareholders. See Steves v. United Service Auto Ass'n, 459 S.W.2d 930 (Tex. Civ. App. 1970) (holding that trustees are liable for their fidelity to the trust, and for all profits made in the business, in the same manner that a board of directors is liable to the shareholders in an incorporated company).<F1> Therefore, in the absence of much case law in the realm of business trusts, this memorandum will examine the fiduciary duties of corporate directors - which by extension also apply to trustees of a business trust such as the Fund.

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     While this memorandum focuses primarily on the fiduciary duty standards imposed on corporate directors and applies the same to trustees of business trusts, the fiduciary duty standards imposed on trustees under trustee-beneficiary relationships might be the better analogy. The fiduciary standards imposed on the Trustees under common law trust principles are even higher than those discussed in this memorandum. See Whitney v. Whitney, 317 Mass. 253 (1944) (holding that it is the paramount duty of the trustee to put the interests of the beneficiaries first at all times).<F2> In addition, the business of this particular trust - that of being a registered investment company - results in the Trustees having to satisfy the similarly high standard of being "watchdogs" in protecting shareholder interests. See, e.g., Burks v. Lasker, 441 U.S. 471 (1978); Tannenbaum v. Zeller, 552 F.2d 402 (2d Cir. 1977). Regardless of the source of such duty, it is owed to all shareholders, including a majority shareholder.
     In addition, where Massachusetts case law is lacking, this memorandum will turn to the well-developed and much-borrowed corporate jurisprudence of Delaware. See Block et al., Defensive Measures in Anticipation of and in Response to Unsolicited Takeover Bids, reprinted in New Strategies in Contests for Corporate Control 1999, (Practicing Law Institute, eds. 1998) at 119 ("[C]ourts generally follow the law of Delaware, America's preeminent corporate jurisdiction.").
     1. CGI is likely to succeed on the merits of its claim that the Trustees breached their fiduciary duties by violating the terms of the Declaration of Trust

     CGI's first count for breach of fiduciary duty focuses on the language of the Fund's Declaration of Trust, and certain actions of the Trustees in clear contravention of such language. The relevant provision of the Declaration of Trust, Article IX, Section 5, reads as follows:
          The Trust . may liquidate or dissolve when and as authorized, by the affirmative vote of the holders of not less than two-thirds of the Shares entitled to vote, provided, however, that if such . [liquidation] is recommended by two-thirds of the total number of Trustees then in office, the vote of the holders of a majority of the Shares entitled to vote shall be sufficient authorization.

(Wood Aff., Exh. A).
     This provision clearly requires either a majority or super-majority vote of the shareholders before the Trustees can liquidate or dissolve the Fund. (Id.; Compl. 55). Despite this clear language, the Trustees are attempting to circumvent the voting requirement and force this hasty liquidation plan on the shareholders without their consent. Such a blatant and clear violation of the terms of the Declaration of Trust constitutes a breach of the Trustees' fiduciary duties to the shareholders. See Ripley, 218 Mass. at 35 (holding that it is the duty of a trustee to carry out the terms of a trust as directed by the trust instruments unless these instruments are declared invalid by a court of competent jurisdiction).
     The Trustees may argue that they are proceeding under a separate section of Article IX of the Declaration of Trust which does not require shareholder approval. That section - Section 4 - reads as follows:
          [T]he Trust may be terminated at any time . by the Trustees by written notice to the Shareholders. Upon termination of the Trust, . the Trust shall . reduce the remaining assets to distributable form in cash or shares of other property . and distribute the proceeds to the Shareholders, ratably according to the number of Shares held by the several Shareholders on the date of termination.

(Wood Aff., Exh. A). For a variety of reasons, the Trustees cannot be said to be proceeding under this section, and therefore they acted in violation of their fiduciary duties by failing to obtain shareholder consent.
      The action announced by the Trustees in their press release, in correspondence with CGI, and in notices to shareholders, is described as, and is consistent with, a liquidation subject to the provisions of
Section 5 rather than with a termination of the trust under Section 4. The plan announced a "record date" that long precedes the as-yet unknown "termination date" of the trust. (Wood Aff., Exh. L).
However, Article IX, Section 4 of the Declaration of Trust provides for only one date, requiring that the distribution of proceeds be made to the shareholders who own shares "on the date of termination." The Trustees' record date/payment date plan is a clearly not consistent with Article IX, Section 4. (Compl. 60). In fact, CGI believes that in order to make their actions appear consistent, the Trustees have intentionally deprived shareholders of the right to sell their shares, closing the transfer books, so that holders are forced to retain

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their shares from April 16 to some unknown future date.  (Id. at  61).
This allows the Trustees to later claim that the distribution is being made to persons who hold shares on the "termination date." (Id.). In fact, the Trustees' action is actually a classic plan of liquidation (as opposed to termination), and is clearly more consistent with
Article IX, Section 5.
     Indeed, the Trustees themselves have repeatedly described the process they are attempting to implement as a "plan of liquidation" rather than a termination, in correspondence with CGI, public press releases, and notices to shareholders (which refer to it as a "liquidation" approximately 50 times). (Id. at 32-33, 39, 44-45,
50, 60). Furthermore, the Trustees' registration statements filed with the SEC upon the Fund's creation, include the specific statement that "[t]he affirmative vote of at least two-thirds of the outstanding Common Shares and APS of the Fund each voting as a separate class is required to authorize . liquidation or dissolution of the fund." (Id. at 64-65). Such prior statements are consistent with the clear language of the Declaration of Trust stressing the need to obtain shareholder approval before liquidating the Fund.
     Basic concepts of contract interpretation also favor CGI's position that the Trustees may not liquidate the Fund without shareholder approval. If Article IX, Section 4 of the Declaration of Trust involving termination without shareholder approval is interpreted to include the concept of liquidation, then the liquidation provisions in Article IX, Section 5 which require shareholder approval would be rendered meaningless and without effect. (Id. at 58). A basic tenet of contract interpretation is that a contract is to be construed to give reasonable effect to each of its provisions. See, e.g., McMahon
v. Monarch Life Ins. Co., 345 Mass. 261, 264 (1962). "[E]very phrase and clause must be presumed to have been designedly employed, and must be given meaning and effect, whenever practicable, when construed with all the other phraseology contained in the instrument, which must be considered as a workable and harmonious means for carrying out and effectuating the intent of the parties." J.A. Sullivan Corp. v. Commonwealth of Massachusetts, 397 Mass. 789, 795 (1986). Therefore, the Trustees' argument that Article IX, Section 4 allow them to liquidate the Fund without a shareholder vote would be at odds with these long-standing Massachusetts rules of contract interpretation.

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     The more likely interpretation of Article IX, Section 4 is that the Trustees would utilize this section in the event that the Fund is never used after it is established (i.e., no shares are issued), or after plans of liquidation are approved by vote of the shareholders, and the only remaining ministerial task is to officially terminate the Fund. (Compl. 59) In addition, if the trust were ever converted to an open-ended fund, there may be a time when shareholder redemptions eliminate all outstanding shares, and the Trustees would then have to terminate the entity. (Id.). In other words, such a termination provision would only be used in situations where there is a substantially empty trust corpus, or where the shareholders have already approved a liquidation and subsequent termination of the entity is necessary.<F3> This interpretation is consistent with the language of both sections, and has the benefit of harmonizing the two sections in a consistent and logical manner. It also explains why there is no discussion in the Trustees' various registration and offering statements filed with the SEC of such a significant potential use of the termination provisions. (Id. at 63-66).
     2. CGI is likely to succeed on the merits of its claim that the Trustees breached their fiduciary duties by taking unauthorized and draconian actions that were not in the best interests of the Fund shareholders

     CGI's second count for breach of fiduciary duty asserts that irrespective of the language in the Declaration of Trust, the Trustees' unauthorized actions were draconian, disproportional to the perceived "threat" that CGI allegedly posed, and not in the best interests of the Fund's shareholders. Based on both Massachusetts and Delaware corporate fiduciary duty law, as applied to the facts of this case, CGI is also likely to succeed on the merits of this cause of action.
Page 54 of 71
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     Directors and officers - and by extension trustees of business trusts - have common law fiduciary duties to the business and the shareholders such that "[t]hey must exercise the strictest good faith in respect to the . business, and must subordinate their own personal . interest to those of the [business]." 14A Mass. Practice sec. 8.43. The law recognizes that directors and officers of a corporation are fiduciaries, by providing pursuant to statute that they should perform their duties "in good faith and in a manner [they] reasonably believe . to be in the best interest of the corporation and with such care as an ordinarily prudent person in a like position would use under similar circumstances." G.L. c. 156B, sec. 65.
     Such fiduciary duties include a duty of care, which is regulated in both Massachusetts and Delaware by the "business judgment" rule. In Massachusetts, the business judgment rule has been codified at G.L. c. 156B, sec. 65, whereas in Delaware the same business judgment rule remains controlled by common law. In both cases, the rule holds that directors and officers of a corporation will not be found to have breached the duty of care when their actions were taken in good faith but turn out to be erroneous, mistaken or unsound. Thus, the business judgment rule acts as a judicial presumption that a board's actions are protected from challenge unless the plaintiff demonstrates that the board has not satisfied the presumptive elements of the rule.<F4> This typically requires that the plaintiff prove that the board acted with "gross negligence."
     Given the clarity of both the Declaration of Trust and the Trustees' own statements to the SEC and potential Fund investors concerning the need for shareholder approval before liquidation, the Trustees have acted recklessly and with gross negligence. This means that they are not entitled to the protections that the business judgment rule provides.<F5> However, CGI need not rely on this argument to succeed, because there are a number of other reasons why the Trustees do not enjoy and protection from the business judgment rule here.
Page 55 of 71
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     According to an influential Delaware decision, the deferential nature of the business judgment rule does not automatically apply in a takeover context because in such circumstances there exists the "omnipresent specter that a board may be acting primarily in its own interests, rather than those of the corporation and its shareholders." Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954 (Del. 1985). Under the so-called Unocal test, when a board undertakes measures in anticipation of or in response to a possible takeover attempt, the burden shifts to the board to demonstrate that (1) it had "reasonable grounds for believing that a danger to corporate policy and effectiveness existed" and (2) that the defensive measure adopted was "reasonable in relation to the threat posed." Id. at 955. A board receives the benefit of the business judgment rule only if both elements of the test are satisfied.<F6>
     Here, because there is a contest for corporate control, the Unocal test applies. CGI has been a major shareholder in the Fund for some time, and on November 22, 2000, CGI made a 13D filing with the SEC. (Compl. 22-23). Subsequent to the 13D filing, CGI asked to meet with the Trustees about the Fund's past performance and future management direction. (Id. at 27). In that meeting, CGI suggested the possibility that shareholders be given the opportunity to consider electing different trustees for the Fund. (Id. at 30). Based on the press release distributed on April 6, 2001, it is clear that the Trustees perceived these actions to constitute a contest for control over the Fund.<F7> As a result, the Trustees are subject to the Unocal test.
Page 56 of 71
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     Examining the facts of this case, the Trustees cannot possibly meet the Unocal test. Under the first prong, the Trustees had no reasonable grounds for believing that CGI's preliminary inquiries after obtaining a majority shareholder interest posed a "danger to corporate policy or effectiveness." CGI described its purpose for filing the
Schedule 13D in the most general of terms and included only the possibility of its purchasing additional shares and proposing changes in operations or governance of the Fund. (Id. at 24). CGI had not made any specific proposed changes to any corporate policy, and in fact asked for additional meetings with the Trustees to determine what changes it might propose. (Id. at 27, 30, 39-40). The Trustees refused and simply assumed the worst without obtaining any kind of concrete information to substantiate their unfounded fears. (Id. at 39, 42, 52).
     The Trustees also clearly fail to meet the second prong of the Unocal test. Delaware case law subsequent to the Unocal decision has clarified that the defensive measures implemented by a board in response to a perceived threat must not be "coercive or preclusive," and will only be upheld if the measures fall within a "range of reasonableness." See, e.g., Unitrin, Inc. v. Shareholders Litig., 651 A.2d 1361 (Del. 1995). Here, the hasty liquidation of the Fund without shareholder approval is clearly both coercive (in that it forces management's preferred course of action on shareholders without the ability of shareholders to consider alternatives) and preclusive (in that it does not allow for a shareholder vote on the matter). Because the Trustees cannot meet the Unocal test, they must be found to have breached their fiduciary duties.
Page 57 of 71
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     In addition to the Unocal test, a second body of Delaware law applies to the actions of directors when they have made the decision to "sell" the corporation when a change of control is inevitable and imminent. Under Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986), the board's fiduciary obligations must be exercised so that shareholder value is maximized.<F8> While Revlon duties typically arise where the corporation is involved in an auction-like bidding process, such duties are also imposed on directors where they are attempting to "effect a business reorganization" or abandoning a long-term strategy and seeking an alternative transaction involving the "breakup of the company." Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1150 (Del. 1990).
     Here, the Trustees are most certainly causing a "reorganization" and "breakup" of the Fund by liquidating the Fund's assets and allowing current shareholders to exchange shares held in the Fund for another of Putnam's open-ended funds. (Compl. 44-46). Under Revlon, the Trustees in so reorganizing and breaking up the Fund have a fiduciary duty to see that the shareholders obtain the maximum value for their investment in the Fund. The Trustees clearly cannot meet this standard of care, since the immediate and precipitous liquidation of the Fund's shares without warning or shareholder approval will lead to a large and unplanned taxable event and the loss of significant unrealized value in the Fund. (Id. at 67-70; 80-85). Far from obtaining the maximum value for shareholders, the Trustees' plan of liquidation could very well be the most costly of all possible alternatives. (Id.).
     While the above analysis indicates that the Trustees have failed to uphold their most basic fiduciary duties under Unocal and Revlon, such failure is made even more glaring because the Trustees have robbed CGI and the other Fund shareholders of their right to vote on the plan of liquidation. (Id. at 84). While Unocal and Revlon apply to any and all defensive measures employed by directors in corporate control contests, a specific heightened standard applies in Delaware to defensive measures which affect shareholder voting rights. Under Blasius Industries, Inc. v. Atlas Corp., 564 A.2d 651 (Del. 1988), the Page 58 of 71
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Delaware Supreme Court, building upon Unocal, adopted a new test which provides that a board that acts "for the sole or primary purpose of thwarting a shareholder vote" must overcome "the heavy burden of demonstrating a compelling justification for such action." Id. at 661-
62. Here, the Trustees' liquidation plan certainly thwarted shareholder voting rights as described above, requiring the Trustees to demonstrate a compelling justification for their actions. Given that the Trustees cannot even meet the less stringent Unocal and Revlon tests, there is no doubt that the Trustees fall well short of satisfying the requirements set out in Blasius.
     A good case applying the Blasius standard to facts similar to this case is Hilton Hotels Corp. v. ITT Corp., 978 F. Supp. 1342 (D. Nev.
1997). The court granted Hilton's request for preliminary injunction after finding that ITT failed to show Hilton's inability or ineffectiveness to run ITT if successful in its takeover attempt. See id. at 1347. The court also found that ITT also failed to show real harm to corporate policy or effectiveness in Hilton's tender offer.
See id. at 1348. Here, the Trustees have similarly failed to make either of these showings with respect to CGI.
      In addition, the Hilton Hotels court held that the primary purpose of ITT's defensive measure was to disenfranchise shareholders. It reached this conclusion based on a number of facts that are also present in this case, including that (1) the timing of the measure coincided to closely with the Hilton tender offer, (2) the implementation of the measure was primarily designed to entrench the current ITT board, (3) ITT stated no credible purpose for not seeking shareholder approval of the plan, (4) the effect of the measure was to absolutely preclude the shareholders from voting on the restructuring, and (5) the ITT board failed to obtain independent advice concerning the tax consequences of the measures. See id. at 1348-50. These five factors apply with equal force to the Trustees' plan of liquidation, indicating that the Trustees have failed to meet their fiduciary duties and that their liquidation plan should be enjoined.
     In addition to the Unocal/Revlon/Blasius standards, the Trustees have also run afoul of several other basic tenets of fiduciary duty law. First, from all indications it appears that the Trustees have rushed into this course of action without first stopping to obtain all of the relevant information needed to make a thoughtful and reasoned decision. The Trustees apparently met only once as a group to discuss CGI's recent majority shareholder status before deciding to liquidate the Fund, and there is no indication that they
Page 59 of 71
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consulted with any independent financial or legal advisors before deciding to take this drastic measure. (Compl. 38). In addition, the Trustees met only once with CGI prior to adopting their plan of liquidation, and this meeting only discussed CGI's future plans in the most general of terms. (Id. at 29-30). Despite repeated requests to meet more substantively with the independent trustees of the Fund, the Trustees stubbornly refused to do so. (Id. at 27, 39, 42). Instituting defensive measures in haste in the face of a perceived threat without having all of the necessary information is grounds for finding a breach of fiduciary duty, even under the deferential business judgment rule. See Smith v. Van Gorkom, 488 A.2d 858, 873-73 (Del.
1985) (holding that the business judgment rule requires that directors make decisions "in an informed and deliberate manner," and that "[u]nder the business judgment rule there is no protection for directors who have made an unintelligent or unadvised judgment").
     A breach of fiduciary duty is even more likely to be found when such hasty and ill-researched defensive measures have the actual and perceived effect of entrenching or benefiting current management at the expense of the shareholders. See Strassburger v. Earley, 752 A.2d 557, 572 (Del. Ch. 2000) (holding that "it is improper to cause the corporation to repurchase its stock for the sole or primary purpose of maintaining the board or management in control," particularly "where board of directors did not seriously consider alternatives to the repurchases"). This is exactly the situation presented here. In both correspondence with CGI and in public statements, the Trustees have articulated their main concern as being the possibility that CGI will replace the Fund's current board of trustees with its own slate. (Compl. 33, 39, 45, 51). Thus, faced with the prospect of losing their positions, the Trustees have instituted a plan that will transfer shareholder interests from the defunct Fund to two other Putnam-managed funds, thereby keeping as much as possible of these investment securities within the Putnam franchise. (Id. at 34, 44, 46, 68-69). When such a self-serving transaction is so harmful to shareholders as is the plan of liquidation proposed by the Trustees, the strong implication arises that the plan is nothing more than an entrenchment tool implemented without thought or consideration for shareholder interests as a means of preserving the Trustees' positions.

     Furthermore, in transactions involving self-dealing where directors have interests (economic or otherwise) that are in conflict with those of the shareholders, the directors generally have the burden to demonstrate that the transaction is entirely fair to the corporation and the shareholders. See Kahn v. Tremont Corp., 694 A.2d 422, 428 (Del. 1997). In order to insulate themselves from such accusations of self-dealing and to demonstrate the fairness of a transaction, boards commonly form a separate committee of truly disinterested directors who are advised by independent and separate financial advisors and legal counsel, and who are charged with ensuring that the proposed transaction is truly in the shareholders' best interest. See id. The Trustees never formed such an independent committee, nor did they consult with any independent financial or legal advisors. (Compl.
38). The law firm of Ropes & Gray, while consulted by the Trustees, is also counsel to the Fund and all or nearly all of Putnam's other funds, and therefore cannot be considered "independent" by any stretch of the imagination. (Id. at 27). Indeed, while some of the Trustees technically qualify as "independent" under the '40 Act (and therefore not subject to claims of breaches of fiduciary duty on this ground alone), there are serious questions as to the practical independence of trustees who serve on multiple boards of funds in the Putnam complex managed by the same investment advisor and receive substantial remuneration from their service on these boards. See, e.g., Strougo v. Scudder, Stevens & Clark, Inc., 964 F. Supp. 783, 794-95 (S.D.N.Y.
1997). Despite the strong appearance of self-dealing that the above facts create, the Trustees did nothing to introduce truly unbiased, independent advice into their decision-making process, thereby tainting their final decision and, in the process, breaching their fiduciary duties.
      Finally, and perhaps most convincingly, there is support in Delaware for the proposition that some defensive tactics are so detrimental to the corporation and its shareholders that they justify a strong inference that the directors were acting primarily to perpetuate themselves. Thus, directors implementing such tactics face a nearly insurmountable burden in proving that they acted in good faith and that the tactic was fair and reasonable. Included among such defensive tactics are so-called "retrospective measures," which are measures taken after effective control of the corporation has already taken place. As stated by the Delaware Supreme Court:

     Although the directors generally act under the protection of the business judgment rule both in prospective measures and in reactive measures seeking to ward off a threatened hostile takeover, corporate action which seeks to undo a takeover bid after control has already passed to another group is not protected by the business judgment rule
 . [and] constitute[s] inequitable conduct.

Frantz Manufacturing Co. v. EAC Industries, 501 A.2d 401, 408 (Del.
1985) (citations omitted). The Frantz court then distinguished these egregious "retrospective measures" which presumptively constitute breaches of fiduciary duty with the typical defensive measure analyzed under Unocal:
          In Unocal, this Court did not address the issue of whether a board of directors could take retrospective defensive measures against a majority stockholder by divesting the majority stockholder of his statutory right of control. Unocal dealt with the duty of care owned by directors in addressing a possible or a pending takeover of a corporation, not an accomplished takeover.
Here, [the board members'] activities after [the plaintiff had gained 51% of the voting stock] were attempts to defeat the accomplished takeover.

Id. Here, the Trustees' plan of liquidation was put into effect after CGI had already acquired over 50% of the Fund's shares, and thus had obtained effective control of the Fund. (Compl. 25). Based on Frantz, the Trustees' retrospective defensive measures are entitled to no deference whatsoever, and in fact are presumptive breaches of the Trustees' fiduciary duties. The Trustees cannot possibly meet the nearly insurmountable burden of proving they acted in good faith or that the plan of liquidation is fair and reasonable.
     Up to this point, the discussion has centered on the breach of the duty of care, which is most applicable to this case. As mentioned above, a director's fiduciary duties also include a duty of loyalty, which requires that directors not take advantage of their office to enter into transactions for their own personal profit at the expense of the corporation or the shareholders. This duty of loyalty is heightened for trustees, who must maintain an undivided loyalty to the beneficiaries whom they serve, including beneficiaries holding a majority interest in the trust. Furthermore, this duty of loyalty requires that trustees not discriminate among beneficiaries. See Fogelin v. Nordblom, 420 Mass. 218, 222 (1988). Here, the

Trustees have chosen a course of action that harms all of the beneficiaries to the Trustees' ultimate benefit, and at the same time discriminates between majority and minority shareholders by failing to offer CGI the same opportunity to exchange their shares for shares in other Putnam-managed funds as was offered to all other Fund shareholders. (Compl. 48, 67-70, 80-85) As a result, the Trustees have breached their strict duty of loyalty to the Fund and the Fund's shareholders, including CGI.
     At heart, the Trustees' self-interested and self-preserving actions bespeak of a fundamental inability to recognize CGI as a both a beneficiary to whom they owe significant fiduciary duties, and the majority shareholder and owner of the Fund who has the right to select its own trustees and the clear ability and sophistication to wisely make such selections. Instead, such actions indicate that the Trustees improperly and inappropriately see CGI as nothing more than a potential competitor. Clear and consistent fiduciary duty jurisprudence, however, does not allow them the luxury of acting on such base motivations. Based on the overwhelming weight of such law, as described in detail above, CGI is likely to prevail on the merits of its claims that the Trustees have breached numerous fiduciary duties to CGI, the shareholders, and the Fund.
B.     CGI will suffer irreparable harm if Trustees are not enjoined
      By this motion, CGI is simply requesting that the Court maintain the status quo, since it will be irreparably harmed if the Trustees are allowed to proceed with the liquidation of the Fund. "Irreparable harm" is an injury involving a "loss of rights that cannot be vindicated should [the moving party] prevail after a full hearing on the merits." Packaging Industries, 380 Mass. at 616. In this case, CGI's irreparable harm is, at the very least, twofold: (1) the loss of the opportunity to obtain control of a unique business; and (2) the inability of CGI to exercise its basic shareholder voting rights.
     In its 13D filing with the SEC, CGI described the possibility of its purchasing additional shares and proposing changes in operations or governance of the Fund. (Compl. 23-24). CGI recently obtained a 50.1% interest in the Fund, and shortly thereafter approached the Fund's current management to discuss the Fund's overall direction.
(Id. at  25, 27).  However, before CGI was even able to meet with the

Fund's independent trustees, the Trustees hastily instituted an ill-advised and illegal liquidation plan which, if allowed to proceed, will bring the Fund to an end.
     Numerous courts have acknowledged the inherent uniqueness of a company sought to be acquired, and the irreparable harm that results once the party attempting to acquire the company loses the opportunity to own or control that business. See San Francisco Real Estate Investors v. Real Estate Inv. Trust of America, 701 F.2d 1000, 1003 (1st Cir. 1983) ("[T]he fact is that loss of a best opportunity to seize control of a major corporation could be crucial.") (citations omitted); Beztak Co. v. Bank One Columbus, N.A., 811 F. Supp. 274, 284 (E.D. Mich. 1992) ("A controlling interest in a corporation is also an important and unique interest. [and] the plaintiff's inability to gain a controlling interest in the sought-after company constitute[s] irreparable harm."); see also Peabody Holding Co, Inc. v. Costain Group PLC, 813 F. Supp. 1402, 1421 (E.D. Mo. 1993), and cases cited. Once the Fund is liquidated, CGI's opportunity to own and control this unique ongoing business trust will be gone forever.
     The Fund offers CGI a unique type of business opportunity that would be impossible to replace. The Fund has a 12-year investment history and has gained a reputation among consumers and investors during that time. (Compl. 6, 82). As a closed-end fund, it is listed on the New York Stock Exchange, and provides its directors with important leverage capabilities. (Id. at 6, 17-19). Also, the securities in the Fund's portfolio are worth much more to the Fund as a unified investment block than they could ever be if sold separately and in a piecemeal fashion. (Id. at 21). As the trustees themselves have acknowledged, closed-end funds such as this have a number of additional unique benefits, including (1) the ability to obtain long-term, higher-yielding investments, (2) the existence of lower expenses and transaction costs, (3) the value of being listed on the New York Stock Exchange, (4) the absence of cash flow problems, and (5) the presence of a number of tax benefits. (Id. at 20-21, 70-79).
Finally, the Fund has over $10 million in loss carry-forwards that will be forfeited if the Fund is liquidated. (Id. at 81). Indeed, the loss of this type of built-in tax benefit has in and of itself supported an independent finding of irreparable harm. See A.W. Chesterton Co., Inc. v. Chesterton, 128 F.3d 1, 8 (1st Cir. 1997) ("The loss of advantageous tax status can form the basis for a finding of irreparable harm."); San Francisco Real Estate Investors, 701 F.2d at 1007 (relying on the loss of advantageous tax status and other findings to support a preliminary injunction).

     In addition to losing the opportunity to control a unique business, CGI will also be irreparably harmed in the absence of a preliminary injunction due to its disenfranchisement by the Trustees. (Compl. 84). By unilaterally forcing a liquidation of the Fund without first obtaining a shareholder vote on such a draconian and fundamental action, the Trustees have stripped CGI of its ability to exercise its basic shareholder voting rights. As mentioned above, the right to vote is one of the most sacred and widely recognized shareholder rights. As such, numerous courts have held that actions by corporate directors which deprive shareholders of their right to vote would lead to irreparable harm if not enjoined. See ER Holdings, Inc.
v. Norton Co., 735 F. Supp. 1094, 1100-02 (D. Mass. 1990) (holding that actions "resulting in disenfranchisement may constitute irreparable harm"); International Banknote Co., Inc. v. Muller, 713 F. Supp. 612, 623 (S.D.N.Y. 1989) ("Courts have consistently found that corporate management subjects shareholders to irreparable harm by denying them the right to vote their shares or unnecessarily frustrating them in their attempt to obtain representation on the board of directors."); Ocilla Industries, Inc. v. Katz, 677 F. Supp. 1291, 1301 (E.D.N.Y.
1987) ("The disenfranchisement of shareholders poses a serious risk of irreparable harm that cannot be measured in money damages."); Danaher Corp. v. Chicago Pneumatic Tool Co., 1986 WL 7001, at *14 (S.D.N.Y. June 19, 1986) ("It is well settled in law that corporate management subjects shareholders to irreparable harm by denying them the right to vote their shares and to exercise their rightful control over the corporation.").
C. The balance of equities favors issuance of the requested relief The balancing of the potential harm to both sides further supports granting CGI injunctive relief. The potential harm to CGI if the Trustees are allowed to proceed with the liquidation of the Fund would be serious and irreparable, as described above. On the other hand, the only conceivable "harm" to the Trustees would be the delay of their precipitous liquidation scheme in order to allow for shareholder consideration of more reasonable alternatives. A possible result of such a vote is the disentrenchment of current trustees, a prospect so distasteful to the Trustees that they selfishly set the current liquidation plan into motion without consideration of the interests of the shareholders. Of course, such potential personal misfortune does not factor into the balancing of harms here, and there is therefore no real harm in enjoining the liquidation of the Fund. Furthermore, since the Trustees have indicated a willingness (indeed, a burning desire) to liquidate and terminate the Fund, they have obviously concluded that they will not be harmed if the Fund is no longer included in their management portfolio. As a result, the Trustees cannot plausibly argue that they will suffer any harm if, instead of being liquidated, the Fund continued to exist but without the involvement of Putnam's management or trustees. The relief requested by CGI is narrowly tailored to protect its rights and prevent the Trustees from benefiting from their breach of fiduciary duty at CGI's expense, and should therefore be allowed.

                            III.  CONCLUSION
     For all the foregoing reasons, CGI respectfully requests that the Court enter a preliminary injunction against the Defendants, ordering that the defendants be enjoined from effectuating the plan of liquidation of the Fund, including, but not limited to, selling any portion of the Fund's portfolio securities or otherwise liquidating any assets of the Fund, and staying or extending indefinitely the election deadline for CGI and all other shareholders of the Fund, now scheduled for May 8, 2001.

                                   Respectfully submitted,

                                   THE COMMERCE GROUP, INC.

                                   By its attorneys,


                                   _________________________________
James A. Ermilio (BBO #550697)     Lisa C. Wood (BBO #543811)
General Counsel                    Elizabeth M. Harvey (BBO #633916)
The Commerce Group, Inc.           Erik P. Bartenhagen (BBO #640003)
211 Main Street                    Nutter, McClennen & Fish, LLP
Webster, MA 01570                  One International Place
(508) 949-4554                     Boston, MA 02116
                                   (617) 439-2000

Dated:  April 30, 2001

                                      APPENDIX B

April 11, 2001

Via Facsimile and Overnight Mail

Mr. John A. Hill
Chairman of the Trustees
Putnam Dividend Income Fund
One Post Office Square
Boston, Massachusetts  02109


Dear Mr. Hill:

We are writing to request that you and the independent Trustees meet with representatives of The Commerce Group, Inc. ("Commerce") to discuss the interests of shareholders of the Putnam Dividend Income Fund. The purpose of our meeting would be to discuss how Fund shareholders would be better served by the Trustees' considering an alternative to the complete liquidation of the Fund announced on Friday.

The context of our request is important to review. As you know, for several years Commerce, with its affiliates, has held 30% or more of the outstanding shares of Putnam Dividend Income Fund. Like other shareholders, Commerce chose to invest in the Fund as a tax-efficient pooled investment vehicle, and an alternative to redeemable open-end funds. In fact, Putnam long advocated the closed-end structure as providing long-term value beyond the day-to-day market price of its investments.

Over the past several weeks we have asked, but were not given the opportunity, to meet with one or more Trustees of the Fund to discuss means of furthering the interests of all shareholders. We have met with the Fund's advisor. Over this time, we have become convinced that there remains untapped value in the Fund, and that there are changes in structure and strategy that would enhance that value. We strongly believe that the announced plan of complete liquidation is not the best means to accomplish that goal.

Instead, we are hereby proposing that the Fund continue in operation, with shareholders (other than Commerce) being given the choice to (i) receive a distribution of net asset value, in cash or in kind, or (ii) retain their ownership in the Fund.

We believe that this alternative satisfies the goals announced on Friday by the Trustees, yet offers both large and small shareholders the opportunity to maintain their chosen long-term strategy in a tax efficient manner. Rather than a forced redemption of all shareholders in what may be an inopportune market, and an unplanned taxable event to shareholders, our proposal would offer shareholders the opportunity to continue having their assets managed by Putnam Investment Management, or a successor. Further, it allows current Trustees to offer an exit for those that choose liquidity, rather than continue with potentially new trustees or fund management.
Page 68 of 71



It is imperative that this course of action be discussed before irrevocable steps are taken that dissipate the value that is in the Fund and in its portfolio. Please contact me immediately at (508) 949-4113 to arrange for this meeting.

Sincerely,



Gerald Fels,
Executive Vice President and
  Chief Financial Officer


cc:   (via facsimile and overnight mail)
      Jameson A. Baxter, Trustee
      Hans H. Estin, Trustee
      Ronald J. Jackson, Trustee
      Paul L. Joskow, Trustee
      Elizabeth T. Kennan, Trustee
      Lawrence K. Lasser, Trustee
      John H. Mullin, III, Trustee
      Robert E. Patterson, Trustee
      George Putnam, III, Trustee
      A.J.C. Smith, Trustee
      W. Thomas Stephens, Trustee
      W. Nicholas Thorndike, Trustee

[FN]
    <F1>  Footnote #1  Directors and officers of a corporation must exercise the strictest good faith with respect to the corporation's business, and must subordinate their own personal pecuniary interest to those of the corporation. See Johnson v. Witkowski, 30 Mass. App. Ct. 697, 705 (1991) ("Directors' fiduciary duties require that they be loyal to the corporation and not promote their own interests in a manner injurious to the corporation."). There is a similar duty of loyalty imposed on trustees. Trustees may not put themselves in a position where their interests are in conflict with the interests of the trust. See id.

     <F2>  Footnote #2  There is a difference in the obligations owed by a director of a corporation to his company and its stockholders and that owed by a trustee of a common-law trust to his cestui que trust and the subject mater thereof. The relationship to the beneficiaries, however, is of a more confidential character. See Petroleum Co. v. G. Campbell-Kevin Synd., 242 P. 540, 542 (Mont. 1926). Because of the more intimate relationship between a trustee and the beneficiary, this fiduciary rule is applied most rigorously. See id. (holding that neither trustee nor agent may take part in any transaction concerning the trust in which he or any one for whom he acts as agent has an interest adverse to that of his beneficiaries).

     <F3>  Footnote #3  The language referring to the disposition of remaining assets is, in fact, consistent with shareholder-approved plans of liquidation which may require retention of reserve amounts to pay unknown or specified liabilities. Though substantial steps in the liquidation may be taken currently, it may be years before these final liabilities are resolved, at which point the Trustees would distribute the remaining unused assets, and terminate the trust. By such time, the shares would have already been cancelled, and only the Trustees remain to take the final step of terminating the trust
     <F4>  Footnote #4  Common law trust principles, however, would not give the Trustees the same benefit of the doubt that the deferential business judgment rule does in the corporate context. See supra note 2.
     <F5>  Footnote #5  These same facts also show that the Trustees have acted in willful malfeasance, bad faith, gross negligence and reckless disregard of the duties involved in the conduct of their offices, precluding the Trustees from gaining the liability protections offered by Article IX, Section 2 of the Declaration of Trust. (Wood Aff., Exh. A).
     <F6>  Footnote #6  The Unocal decision and the test it established has been repeatedly and recently cited in Delaware. See, e.g., Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34 (Del.
1994); Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261 (Del.
1989); Mentor Graphics Corp. v. Quickturn Design Systems, Inc., 728 A.2d 25 (Del. Ch. 1998). It has also been adopted by courts in numerous other states. See, e.g., Hilton Hotels Corp. v. ITT Corp., 978 F. Supp. 1342 (D. Nev. 1997); Estate of Detwiler v. Offenbecher, 728 F. Supp. 103 (S.D.N.Y. 1989).

    <F7>  Footnote #7  The Trustees in the press release cited as reasons for the plan of liquidation that CGI "made clear its intention to elect its own slate of nominees" and that, while CGI has not identified its slate of nominees" nor "revealed its plans for the management of the Fund," the Trustees were concerned that CGI "had indicated interest in pursuing changes in the Fund's investment strategy and operating arrangements." (Wood Aff., Exh. L; Compl.
33).
     <F8>  Footnote #8  As with Unocal, the Revlon decision has been followed on numerous occasions. See, e.g., In re Santa Fe Pacific Corp. Shareholder Litigation, 669 A.2d 59 (Del. 1995); In re Lukens, Inc. Shareholder Litigation, 757 A.2d 720 (Del. Ch. 1999); Priddy v. Edelman, 883 F.2d 438 (3d Cir. 1989); Air Line Pilots Ass'n, Int'l v. UAL Corp., 717 F. Supp. 575 (N.D. Ill. 1989).